UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                   FORM 10-SB

                   GENERAL FORM FOR REGISTRATION OF SECURITIES
                            OF SMALL BUSINESS ISSUERS

        Under Section 12(b) or (g) of the Securities Exchange Act of 1934

                             1ST MIRACLE GROUP INC.
                             ----------------------
                 (Name of Small Business Issuer in its charter)


        CANADA                                        52-2294863
        ------                                        ----------
(State or other jurisdiction                       (I.R.S. Employer
 of incorporation organization)                    Identification No.)

8730 Sunset Boulevard Penthouse East
WEST HOLLYWOOD, CA                                      90069
-------------------                                     -----
(Address of executive offices)                        (Zip Code)

Issuer's telephone number. (310) 360-7490
                           --------------


Securities to be registered under Section 12(b) of the Act:

Title of each class                       Name of each exchange on which
To be so registered                       each class is to be registered
          NONE                                        NONE
--------------------------                ---------------------------------


Securities to be registered under Section 12(g) of the Act:

                           COMMON STOCK, NO PAR VALUE
                                (Title of class)



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                                Table of Contents

PART I
------

Item 1.     Description of Business

Item 2.     Management's Discussion and Analysis of Plan of Operations

Item 3.     Description of Property

Item 4.     Security Ownership of Certain Beneficial Owners and Management

Item 5.     Directors, Executive Officers, Promoters and Control Persons

Item 6.     Executive Compensation

Item 7.     Certain Relationships and Related Transactions

Item 8.     Description of Securities


PART II
-------

Item 1. Market Price of and Dividends on the Registrant's Common Equity and Other Shareholder Matters

Item 2.     Legal Proceedings

Item 3.     Changes in and Disagreements with Accountants

Item 4.     Recent Sales of Unregistered Securities

Item 5.     Indemnification of Officers and Directors


PART F/S

            Financial Statements

PART III

Item 1.     Index to Exhibits

Item 2.     Description of Exhibits

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PART I.

STATEMENTS MADE IN THIS FORM 10-SB THAT ARE NOT HISTORICAL OR CURRENT FACTS ARE "FORWARD-LOOKING STATEMENTS" WITHIN THE MEANING OF SECTION 27A OF THE SECURITIES ACT OF 1933 (THE "ACT") AND SECTION 21E OF THE SECURITIES EXCHANGE ACT OF 1934. THESE STATEMENTS OFTEN CAN BE IDENTIFIED BY THE USE OF TERMS SUCH AS "MAY," "WILL," "EXPECT," "BELIEVE," "ANTICIPATE," "ESTIMATE," OR "CONTINUE" OR THE NEGATIVE THEREOF. 1st MIRACLE INTENDS THAT SUCH FORWARD-LOOKING STATEMENTS BE SUBJECT TO THE SAFE HARBORS FOR SUCH STATEMENTS. READERS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON ANY SUCH FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE MADE. ANY FORWARD-LOOKING STATEMENTS REPRESENT MANAGEMENT'S BEST JUDGMENT AS TO WHAT MAY OCCUR IN THE FUTURE. HOWEVER, FORWARD-LOOKING STATEMENTS ARE SUBJECT TO RISKS, UNCERTAINTIES AND IMPORTANT FACTORS BEYOND OUR CONTROL THAT COULD CAUSE ACTUAL RESULTS AND EVENTS TO DIFFER MATERIALLY FROM HISTORICAL RESULTS OF OPERATIONS AND EVENTS AND THOSE PRESENTLY ANTICIPATED OR PROJECTED. THESE FACTORS INCLUDE ADVERSE ECONOMIC CONDITIONS, ENTRY OF NEW AND STRONGER COMPETITORS, INADEQUATE CAPITAL, UNEXPECTED COSTS. 1st MIRACLE DISCLAIMS ANY OBLIGATION SUBSEQUENTLY TO REVISE ANY FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER THE DATE OF SUCH STATEMENTS OR TO REFLECT THE OCCURRENCE OF ANTICIPATED OR UNANTICIPATED EVENTS.



ITEM 1.   DESCRIPTION OF BUSINESS

BACKGROUND

1st Miracle Group, Inc., is a holding company which was incorporated under the laws of Ontario, Canada on April 12, 1983 as 546,823 Ontario Corporation and listed on the Canadian Dealing Network. 1st Miracle is an independent entertainment company which, through its operating subsidiaries, develops and produces motion pictures for theatrical exhibition and other ancillary markets, both domestically and internationally. As is customary in the film and entertainment industry, 1st Miracle forms a separate wholly owned entity for each of its film projects. Active wholly owned companies of 1st Miracle include:

o 1st Miracle Entertainment Inc. (New York);
o 1st Miracle Entertainment Inc. (Nevada) a fully reporting company under section 12(g) of the Securities Exchange Act of 1934;
o Speedway Junkie Inc;
o Held for Ransom, Inc;
o After Sex, Inc;
o Escape from Grizzly Mountain Inc.;
o Jungle Juice LLC;
o Very Mean Men Inc; and
o Rider AD LLC.




In February of 2000, one of 1st Miracle's wholly owned companies 1st Miracle Entertainment (NY) entered into an agreement to purchase all the issued and outstanding shares of K-9 Protection, Inc. a Nevada corporation registered under section 12(g) of the Securities Exchange Act of 1934 in a stock purchase transaction with stockholders of K-9 which was finalized in July of 2000. The Articles of Incorporation of K-9 were subsequently amended to change its corporate name to 1st Miracle Entertainment, Inc. (Nevada).

We are filing this registration statement pursuant to section 12(g) of the Exchange Act, to register with the Securities and Exchange Commission and to ensure that public information is readily accessible to all shareholders and potential investors, and to increase our access to financial markets. In the event our obligation to file periodic reports is suspended pursuant to the Exchange Act, we anticipate that we will continue to voluntarily file such reports.

BUSINESS APPROACH

As an independent producer of feature films we may not have sufficient capital to independently finance our own productions. Most of our financial resources are devoted to financing development activities which include the acquisition of underlying literary works such as books or plays and commissioning of screenplays based upon such underlying literary works.

We use a flexible strategy in developing motion picture and film properties. When possible we try to use our own capital and financial resources in developing a project to the point where it is ready to go into production. Typically, this means putting together a script that is ready for production and securing key talent, including a director and principal cast. The benefit of developing a project to this advanced stage is that we will have maximum leverage in negotiating production and financing arrangements with a distributor.

There are however many instances where we can benefit from the financial assistance of a studio at an early stage of development. Financial assistance at a projects inception may be necessary as a result of:

-     lengthy development of a script;
- the desirability of commissioning a script by a highly paid experienced writer;
- the acquisition of an expensive underlying literary work; or
-     a significant financial commitment to a director or star.

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We also consider various production financing alternatives which are available through commitments from various end users such as independent domestic distributors, foreign distributors and video distributors which can be combined to finance a project without a major studio financial commitment.

Our current projects in the feature film and made-for-video categories, including a brief description of the financial arrangements which pertain to each production are:

o SPEEDWAY JUNKY: An action adventure film with the mean streets of Las Vegas as the scene for a high stakes thrill ride. The film stars Jesse Bradford of WILLIAM SHAKESPEARE'S ROMEO & JULIET; Jonathan Taylor Thomas from WILD AMERICA and TV's HOME IMPROVEMENT; and Darryl Hannah - WALL STREET and SPLASH. The budget for SPEEDWAY JUNKIE was $1.9 million. We financed the film with our own capital and the capital of our wholly owned subsidiary Speedway Junkie, Inc. The film is slated for distribution with domestic release scheduled for Summer 2001.

o HELD FOR RANSOM: This $3.3 million drama opens with a busload of high school students on the way home with their bus making an unscheduled stop to pick up a passenger with cruel intentions. The film stars Dennis Hopper. HELD FOR RANSOM was financed with our own capital and that of our wholly owned subsidiary Held For Ransom, Inc.. In addition to the use of our own funds, we also relied upon financing from traditional bank finance sources which were collateralized by pre-sold foreign territories for the film. HELD FOR RANSOM is currently being distributed in the United States by Blockbuster Video and abroad by Cutting Edge Entertainment Inc.

o AFTER SEX: We financed the making of the film with a partial use of our own capital and a bank loan collateralized by pre-sold foreign territories in conjunction with our wholly owned subsidiary, After Sex, Inc. This $2.2 million film stars Brooke Shields in a humorous account of five women, exploring modern relationships. We currently have an exclusive domestic distribution agreement with Blockbuster Video. Foreign sales and distribution have been arranged through Cutting Edge Entertainment.

o ESCAPE TO GRIZZLY MOUNTAIN: This $1.2 million science fiction adventure is based upon the adventure of a young boy who befriends an orphaned bear cub that is mistreated in a circus clown act. The young boy with the help of a Native American try to take the bear cub through a mystical time vortex back to the pristine wilderness of 1870. The film stars Dan Haggerty. Financing for the film was obtained through a bank loan secured by all distribution rights. Tomorrow Films has worldwide distribution rights and has arranged for straight video distribution through MGM. The film is scheduled for release in the Summer of 2001.

o JUNGLE JUICE: The script for this comedy was written by Tony Vitale, the writer and producer of the Sundance film festival favorite - KISS ME, GUIDO. which has been turned into a CBS Television series that is scheduled to start later this year. JUNGLE JUICE is a production in the tradition of THERE'S SOMETHING ABOUT MARY and AMERICAN PIE. 1st Miracle and its wholly owned subsidiary Jungle Juice LLC provided the full production budget of $5 million. JUNGLE JUICE is a story about a young man, left at the altar, who uses his honeymoon tickets and leaves with his friend for a wild week of sun and fun at a posh, Virgin Island beach resort. The film stars Morgan Fairchild, Darren Geare, Rutger Hauer, R.J. Knoll, Robert Wagner and Christopher Walken. The film has recently been completed, and now is in the post-production stage seeking foreign and domestic distribution.

o VERY MEAN MEN: This $3.2 million film was wholly financed by 1st Miracle and its wholly owned subsidiary. VERY MEAN MEN is directed by Tony Vitale and stars Matthew Modine, Martin Landau, Ben Gazzara, Charles Durning and Scott Baio. The film is a dark comedy about a bartender who tries to frighten a tip out of a customer by spinning a tale about two crime families who go to war over a waitress being stiffed her tip. This film has been completed and we are currently seeking domestic and foreign distribution.

o EASY RIDER A.D.: This film which is currently in development, is the 30 year sequel to the American classic EASY RIDER. Geoff, son of attorney George Hanson murdered in the original EASY RIDER, sets out on a journey to prove that Wyatt, imprisoned the last thirty years for the murder, is an innocent man. We own the rights to the script and are actively pursuing a writer and director for the film.

COMPETITION

The motion picture industry is extremely competitive. Competition comes from both companies within the same business and companies in other entertainment media which create alternative forms of leisure entertainment. We compete with film studios that are associated with major corporations which can be characterized as dominant in the motion picture industry. We also compete with numerous independent motion picture companies for the acquisition of literary properties, the services of performing artists, directors, producers and other creative and technical personnel and production financing. Many of the organizations with which we compete have significantly greater financial and other resources than us. We compete for audience acceptance with motion pictures produced and distributed by other companies. As a result, the success of our productions is also heavily dependent on how they are received by the public, which is both unpredictable and susceptible to change without warning.

SALES AND DISTRIBUTION

On average, we currently receive about 70% of our revenues from the foreign distribution of our films. As the global market for entertainment programming continues to expand, we foresee opportunity in developing an international sales division. With a relatively modest increase in operating costs we believe that we can dramatically increase both revenues and the control of our product overseas. With our own sales organization we believe we can optimize revenues from films both produced in house and acquired from outside sources. The practice of pre-selling films internationally significantly reduces financial risk and increases both cash flow and ability to finance this area of our business activity. Direct involvement in international sales also provides favorable opportunities in the areas of co-production and co-financing which can be of further benefit. However, no assurance can be given that co-production, co-financing and international sales/distribution opportunities will be available to us.

INDEPENDENT FILM

Major studio productions have become more and more expensive. In turn, lower budget "independent films" have successfully entered the market. Typically, independent films are character driven. Given the small financial risk of producing and releasing independent films, many of the major studios have started production and distribution units focusing on smaller, independent-type films. The growth of this product and market segment has provided opportunities for us to expand into this market segment.

MOTION PICTURE PRODUCTION AND FINANCING

The production of a motion picture typically begins with the screenplay adaptation of a popular novel or other literary work acquired by the producer or the development of an original screenplay having its genesis in a story line or scenario conceived or acquired by the producer. In the development phase, the producer typically seeks production financing and tentative commitments from a director, the principal cast members and other creative personnel. A proposed production schedule and budget are also prepared during this phase.

Upon completing the screenplay and arranging financing commitments, pre-production of the motion picture begins. In this phase, the producer:

-    engages creative personnel to the extent not previously committed;
-    finalizes the filming schedule and production budget;
-    obtains insurance and secures completion guaranties, if necessary;
- establishes filming locations and secures any necessary studio facilities and stages; and
-    prepares for the start of actual filming.

Principal photography (the actual filming of the screenplay) generally extends for several weeks, depending upon such factors as budget, location, weather and complications inherent to the screenplay.

Following completion of principal photography in what is customarily referred to as post-production, the motion picture is:

-    edited;
-    optical, dialogue, music and any special effects are added; and
-    voice, effects and music sound tracks and pictures are synchronized.

This results in the production of a fully edited negative from which release prints of the motion picture are made.

Production costs consist of:

-      acquiring or developing the screenplay;
-      film studio rental;
-      principal photography;
-      post-production; and
-      the compensation of creative and other production personnel.

Distribution expenses, which consist primarily of the costs of advertising and preparing release prints, are not included in direct production costs and vary widely depending on the extent of the release and promotional markets. The major studios generally fund production costs from cash flow generated by motion picture and related activities or, in some cases, from unrelated businesses or through off-balance sheet financing methods. Substantial overhead costs, consisting largely of salaries and related costs of the production staff and physical facilities maintained by the major studios, also must be funded. Independent production companies generally avoid incurring overhead costs as substantial as those incurred by the major studios by hiring creative and other production personnel and retaining the other elements required for pre-production, principal photography and post-production activities on a picture-by-picture basis. Sources of funds for independent production companies include:

-      bank loans;
-      "pre-licensing"  of distribution  rights;
-      independent financing sources;
-      equity  offerings; and
-      joint ventures.

Independent production companies generally attempt to obtain all or a substantial portion of their financing of a motion picture prior to commencement of principal photography, at which time substantial production costs begin to be incurred and require payment.

"Pre-licensing" of film rights is often used by independent film companies to finance all or a portion of the direct production costs of a motion picture. By "pre-licensing" film rights, a producer obtains funds from third parties in return for granting such parties a license to exploit the completed motion picture in various markets and media. Production companies with distribution divisions may retain the right to distribute the completed motion picture either domestically or in one or more international markets. Other production companies may separately license theatrical, home video, television and all other distribution rights among several licensees.

Major studios and independent production companies generally grant contractual rights to actors, directors, screenwriters, owners of rights and other creative and financial contributors to share in revenues or net profits from a particular motion picture. Except for the most sought-after talent, these third-party participation rights are generally payable after all distribution fees, marketing expenses, direct production costs and financing costs are recouped in full.

Major studios and independent film companies typically incur obligations to pay residuals to various guilds and unions including the Screen Actors Guild, the Directors Guild of America and the Writers Guild of America. Residuals are obligations arising from the exploitation of a motion picture in markets other than the primary intended market for such picture. Residuals are primarily calculated as a percentage of the gross revenues derived from the exploitation of the picture in these secondary markets. The guilds and unions typically obtain a security interest in all rights of the producer in the motion picture which is usually subordinate to the financier of the motion picture, and the completion bond company if any. The producer may transfer the residual payment obligation to a distributor if the distributor executes the appropriate guild assumption agreement.

GENERAL

Distribution of a motion picture involves domestic and international licensing of the picture for:

-    theatrical  exhibition;
-    non-theatrical  exhibition;
-    videocassettes and  DVD;
- television, including pay-per-view, network, syndication or basic cable; and
- marketing of the other rights in the picture and underlying literary property, which may include books, merchandising and soundtracks.

In recent years, revenues from the licensing of rights to distribute motion pictures in secondary (i.e., other than domestic theatrical) markets, particularly home video and international theatrical pay and free television, have increased significantly.

The distributor usually acquires rights from the producer to distribute a motion picture in one or more markets and/or media. For its distribution rights, the distributor generally agrees to pay to the producer a certain minimum advance or guarantee upon the delivery of the completed motion picture, which amount is to be recouped by the distributor out of revenues generated from the distribution of the motion picture in particular media or territories. After the distributor's distribution fee is deducted from the gross receipt of the picture, the distributor recoups the amount advanced (if any) plus its distribution costs.

A substantial portion of a film's ultimate revenues are generated in the first five years after the film's initial domestic theatrical release. Commercially successful motion pictures, however, may continue to generate revenues from the re-licensing of distribution rights in certain media, including television and home video, and from the licensing of distribution rights with respect to new media and technologies.

THEATRICAL

The theatrical distribution of a motion picture involves the licensing and booking of the motion picture to theatrical exhibitors, the promotion of the picture through advertising and publicity campaigns and the manufacture of release prints from the film negative. The size and success of the promotional advertising campaign can materially affect the financial performance of the film. Moreover, as the vast majority of these costs (primarily advertising costs) are incurred prior to the first weekend of the film's domestic theatrical release, there is not necessarily a correlation between these costs and the film's ultimate box office performance. In addition, the ability to distribute a picture during peak exhibition seasons, including the summer months and the holidays, may affect the theatrical success of the picture.

The distributor and theatrical exhibitor generally enter into license agreements providing for the exhibitor's payment to the distributor of a percentage of box office receipts after deducting the exhibitor's overhead or a flat working amount. The balance ("gross film rentals") is remitted to the distributor. The distributor then retains a distribution fee from the gross film rentals and recoups the costs of distributing the film, which consist primarily of advertising, marketing and production cost, and the cost of manufacturing release prints. The balance of film rentals, if any, after recouping any advance or minimum guarantee previously paid to producer and interest thereon is then paid to the producer based on a predetermined split between the producer and distributor.

DVD/HOME VIDEO

A motion picture typically becomes available for DVD and videocassette distribution within four to six months after its initial domestic theatrical release. Home video distribution consists of the promotion and sale of DVD's and videocassettes to local, regional and national video retailers which rent or sell videocassettes to consumers primarily for home viewing.

NON-THEATRICAL AND OTHER RIGHTS

Musical compositions contained in a film which have been commissioned for that film may be licensed for sound recording, public performances and sheet music publication. A soundtrack album may be released including music contained in a film. Rights in motion pictures may be licensed to merchandisers for the manufacturer of products such as video games, toys, T-shirts, posters and other merchandise.

INTERNATIONAL MARKETS

Motion picture distributors and producers derive revenue from international markets in the same manner as domestic markets. The growth of foreign revenues has been dramatic in recent years. The increase in revenues is currently being driven primarily from the growth of television abroad. The increase in foreign television values and foreign revenues is likely to continue.

REGULATION

Distribution rights to motion pictures are granted legal protection under the copyright laws of the United States and most foreign countries, which laws provide substantial civil and criminal sanctions for unauthorized duplication and exhibition of motion pictures. Motion pictures, musical works, sound recordings, art work, still photography and motion picture properties are separate works subject to copyright under most copyright laws, including the United States Copyright Act of 1976, as amended. Motion picture piracy is an industry-wide problem which reduce revenues and profits. 1st Miracle plans to take appropriate and reasonable measures to secure, protect and maintain or obtain agreements to secure, protect and maintain copyright protection for all of its pictures under the laws of applicable jurisdictions.

At the current time, there is no need for governmental approval for 1st Miracle's intended principal products and services. However, recent attention has been focused on the content of films offered by the entertainment industry. Specifically, certain sub-committees of the United States Congress have sought to determine if there is any nexus, between violent content in television and movies and crimes committed in society. While 1st Miracle believes that there will be no restrictions on the content offered by the entertainment industry, it is possible that restrictions on entertainment content could be imposed in the future.

EMPLOYEES

1st Miracle and its wholly owned subsidiaries currently employ eighteen full time employees. We have no collective bargaining agreements with our full time employees and consider our relationship with our employees to be good. Although we do not have a collective bargaining agreement with our full time employees we rely upon members of the Screen Actors Guild, The Writers Guild Associations and Directors Guild in the development and production of our films. An industry wide strike by any one of these unions may severely impede or prevent us from making motion pictures in fulfillment of pre-sold distribution rights.

RISK FACTORS

You should carefully consider the following factors and other information contained in our current and future reports, including information incorporated by reference.

SUCCESS IN THE MOTION PICTURE AND TELEVISION INDUSTRY IS SUBJECT TO VARIABLES BEYOND OUR CONTROL.

A majority of our operating revenue is derived from profit participation on motion pictures for theatrical exhibition and other markets. The motion picture industry is very competitive with the success or failure of a production hinging on numerous factors including arranging sufficient financing, securing the appropriate talent both on and off the screen to work on a particular production and the reaction of the films audience. Audience reaction by its very nature is subjective and unpredictable; there can be no assurance as to the financial success of any motion picture. Our ability to compete successfully depends upon the continued availability of rights to motion pictures (domestic and foreign) which we can acquire, finance, and produce successfully.

WE HAVE EXPERIENCED OPERATING LOSSES AND FLUCTUATING OPERATING RESULTS FROM OUR INCEPTION.

Our revenues have been and will for the foreseeable future be derived from a limited number of motion pictures each year. As our revenues are generated from a small number of projects, they are subject to significant fluctuations from year to year and period to period, depending upon production and completion schedules, payment terms with respect to different projects, and the success of individual projects. For our fiscal year ended April 30, 2000, we had net losses of approximately $7.7 million and for the six months ended October 31, 2000, we had losses of approximately $4.9 million.


WE MAY LACK ADEQUATE LIQUIDITY AND CAPITAL RESOURCES TO CONTINUE OUR BUSINESS OPERATIONS

We have experienced substantial losses from the start of our business and we have never generated a profit. While we are optimistic that our present business plan if successfully implemented will generate a profit, the losses we have suffered from operations to date, and our accumulated deficit may raise doubt about our ability to continue as a going concern unless we are able to raise additional capital or obtain additional financing.

WE FACE DIFFICULT FINANCIAL REQUIREMENTS AND RISKS ASSOCIATED WITH PRODUCTION, COMPLETION, AND RELEASE OF OUR MOTION PICTURES

The costs of producing and releasing motion pictures has increased significantly in recent years and may continue to increase in the future. We do not have sufficient capital to produce feature films and other major productions. We are dependent on our ability to enter into pre-production arrangements with distributors, or others to finance production costs. We also seeks to limit our exposure to cost overruns by the use of completion surety bonds (i.e., insurance designed to insure the completion and delivery of motion pictures in accordance with the production agreement and the budget). We have in some instances used our own capital and financial resources in developing projects to the point that they are ready to go into production. Also, in some cases significant time may pass between our expenditure of funds and the completion of a project to the point where it generates revenue. When a project requires a sizable financial commitment we will usually obtain this from a studio or other third party. We have to date financed a majority of our film productions through internally generated cash flows and equity financing. There can be no assurance that we will be successful in obtaining additional financing. Obtaining additional funds to finance our projects may result in substantial dilution to our shareholders. If we are unable to raise additional financing, our business operations may be materially and adversely affected.

THE SUCCESS OF OUR BUSINESS IN PART IS DEPENDANT UPON THE RETENTION OF CERTAIN KEY PERSONNEL

Our ability to compete successfully in the motion picture industry depends substantially on our ability to attract and retain talented and creative employees. Competition for such personnel is intense, and there can be no assurance that we will be able to attract or retain qualified employees. In particular, we will be dependent upon the continued services of Anthony J. Cataldo, our Chairman of the Board and Chief Executive Officer, and Martin

Landau, a member of our Board of Directors whose reputation, experience and access to creative talent in the entertainment industry is beneficial. The loss of such key personnel, or the failure to recruit additional key personnel, could significantly impede successful implementation of our business plan and have a material adverse affect on our financial condition and results of operations. Mr. Cataldo has entered into an employment agreement which terminates May 31, 2005. We may be required to make certain payments to Mr. Cataldo in the event of certain changes in control (as defined in his employment agreement). A portion of such payments may constitute a golden parachute payment.

OUR COMMON STOCK PRICE HAS BEEN SUBJECT TO VOLATILITY

The market price of our common stock has experienced significant volatility and trading volumes. There can be no assurance that the price of the common stock will remain at or exceed current levels. Factors such as the number of shares of our common stock outstanding, announcements of productions or those of our competitors, technological changes, and general market conditions may have a significant impact on the market price of our common stock.

OUR STOCK IS CHARACTERIZED AS A PENNY STOCK AND IS SUBJECT TO CERTAIN RISKS AND REGULATIONS

The Securities and Exchange Commission has adopted special regulations (referred to as "Penny Shares Rules"), which define securities that have a market price of less than $5 and are not listed on a National Exchange as "Penny Shares". These regulations subject all broker-dealer transactions involving such securities to the special Penny Shares Rules set forth in Rule 15g-9 of the Securities Exchange Act of 1934. Our common stock has always traded below $5 per share. If shareholders desire to sell their shares, it may be necessary for them to utilize the services of broker-dealers who are members of the NASD. We can give no assurance that the market price for our common stock will ever exceed $5 per share or that our common stock will ever be listed on a National Exchange. Transactions in our common stock will likely be subject to the Penny Shares Rules. These Rules affect the ability of broker-dealers to sell our securities and also may affect the ability of purchasers to resell their shares. The Penny Shares Rules also impose special sales practice requirements on broker-dealers who sell such securities to persons other than their established customers or "Accredited Investors." Among other things, the Penny Shares Rules require that a broker-dealer make a special suitability determination respecting the purchaser and receive the purchaser's written agreement to the transaction prior to the sale. In addition, the Penny Shares Rules require that a broker-dealer deliver, prior to any transaction, a disclosure schedule prepared in accordance with the requirements of the SEC relating to the Penny Shares market. Disclosure also has to be made about commissions payable to both the broker-dealer and the registered representative and the current quotations for the securities. Finally, monthly statements have to be sent to any holder of such Penny Shares disclosing recent price information for the Penny Shares held in the account and information on the limited market in Penny Shares. For so long as the Penny Shares Rules are applicable to our common stock, it may be difficult to trade the shares because compliance with such Rules can delay and/or preclude certain trading transactions. This could have an adverse effect on the liquidity and/or price of our common stock.

WE HAVE NOT AND DO NOT ANTICIPATE PAYING DIVIDENDS IN THE FORESEEABLE FUTURE

We have suffered net operating losses since our inception and have paid no dividends. We anticipate that, for the foreseeable future, net earnings, if any, will be retained for the development of our business. We do not anticipate paying dividends on our common stock in the foreseeable future. The payment of future dividends will be at the sole discretion of our board of directors and will depend on, among other things:

o    future earnings;
o    capital requirements;
o    our general financial condition; and
o    general business conditions.

WE MAY NOT BE IN COMPLIANCE WITH CERTAIN CORPORATE GOVERNANCE REQUIREMENTS

Although our business operations are focussed in the United States, as a Canadian company, we are required to maintain a certain number of Canadian residents on our board of directors. We are currently seeking qualified Canadian residents to serve on our board in order to remain in compliance with Canadian regulations. Additionally, our corporate charter permits us to issue an unlimited number of shares subject to certain restrictions as to the number of shares that can be issued in any given fiscal year. The shares we have issued the past two fiscal years were for consideration but in excess of the annual number of shares permitted to be issued. We may be required to take certain actions to comply with applicable governance regulations.

WE HAVE ISSUED SHARES OF OUR COMMON STOCK IN RELIANCE ON A CANADIAN OFFSHORE EXEMPTION WHICH MAY REQUIRE A REGISTRATION UNDER U.S. SECURITIES LAW AND MAY INVOLVE SUBSTANTIAL COST FOR THE FILING.

Over the past three years, we have issued a number of shares of our common stock in exchange for monetary consideration and services rendered to our Company.
The shares were issued to accredited non-Canadian residents by us in reliance on a Canadian securities law exemption. While we have not had any request or claims by any shareholder with respect to the registration of the shares, upon qualifying as a reporting company under Section 12(g) of the Securities Exchange Act of 1934, we may be required to file a registration statement under the Securities Act of 1933 for the shares at a substantial cost to us.

Item 2. Management's Discussion and Analysis or Plan of Operation.

GENERAL

1st Miracle is an independent entertainment company that through its subsidiaries and in conjunction with other studios produces motion pictures for distribution to the theatrical and home video markets. These productions are distributed through independent companies in the United States and foreign markets. Prior to entering into the motion picture industry, 1st Miracle through its wholly owned subsidiaries, operated six fitness centers in the state of California. During the year ended April 30, 1998, we changed our business from operating fitness centers to the production of motion pictures. As a result of the change in our business, only limited revenues were realized while substantial operating costs and expenses were incurred in establishing and organizing the infrastructure necessary for us to produce motion pictures. Following the change in the our business to production of motion pictures, we retained a new management team which has raised additional capital and plans to devote resources toward handling further expansion into the motion picture and entertainment industry.

LIQUIDITY - SEASONAL ASPECTS

Our short-term and long-term liquidity is dependent upon how future film productions are received by the public. Audience reaction to films, by its very nature is subjective. Due to the numerous factors that affect how a film is received by audiences, we cannot be certain as to how our films will be accepted. Additional variables that will affect liquidity include location and the timing of film distribution. Typically films released during summer and holiday periods earn greater revenues. The timing and location of film distribution often is beyond our direct control.

In the past we have obtained capital for use in the making of motion pictures from external sources, however due to our recent establishment and organization of the infrastructure to produce motion pictures and our limited operating history in the motion picture industry we may not have internal sources of liquidity.


COMMITMENTS FOR CAPITAL EXPENDITURES

We have made tentative commitments of approximately $3.6 million in the production of three films in the next year. We anticipate obtaining the funds necessary for these productions from either lending institutions and/or outside sources. However, we have no definitive agreements in place for obtaining the funds required for these proposed projects at the current time. In the event we fail to obtain the funds for a proposed project, we do not anticipate proceeding with production of the project.


SUBSIDIARIES

Our consolidated financial statements include our wholly owned subsidiaries. All significant inter company accounts and transactions have been eliminated. The only assets of these subsidiaries are film costs and the liabilities are due to 1st Miracle (the parent).

At April 30, 2000 we had net operating loss carryforwards of approximately $15,000,000, which will expire in various years through and including 2015. Certain provisions of the tax law may limit the net operating loss carryforwards available for our use in the event of a significant change in our ownership interest. In such case, our ability to offset future taxable income with net operating loss carryforwards may be substantially limited. At April 30, 2000, we had a deferred tax asset of approximately $6,000,000. The deferred tax asset consists primarily of net operating loss carryforwards and was fully offset by a valuation allowance of the same amount.

WE HAVE ISSUED SHARES OF OUR COMMON STOCK IN RELIANCE ON A CANADIAN OFFSHORE EXEMPTION WHICH MAY REQUIRE A REGISTRATION UNDER U.S. SECURITIES LAW AND MAY INVOLVE SUBSTANTIAL COST FOR THE FILING.

Over the past three years, we have issued a number of shares of our common stock in exchange for monetary consideration and services rendered to our Company.
The shares were issued to accredited non-Canadian residents by us in reliance on a Canadian securities law exemption. While we have not had any request or claims by any shareholder with respect to the registration of the shares, upon qualifying as a reporting company under Section 12(g) of the Securities Exchange Act of 1934, we may be required to file a registration statement under the Securities Act of 1933 for the shares at a substantial cost to us.

REVENUES

Our revenues have and will for the foreseeable future be derived from a limited number of motion pictures produced for domestic and foreign release and distribution each year. Additionally, due to finance and distribution arrangements, there are delays in the receipt of revenues from completed film productions in distribution.

RESULTS OF OPERATIONS
SIX MONTHS ENDED OCTOBER 31, 2000 AND 1999

REVENUES

Total revenues increased by $1,001,708 to $1,007,000 for the six months ended October 31, 2000 from $5,292 for the six months ended October 31, 1999. This increase was attributable to revenues from a newly released video. Revenues for the six months ended October 31, 2000 were derived from the video release production of AFTER SEX. Revenues for the six months ended October 31, 1999 were derived from the production of a film series.

COST OF REVENUES

Cost of revenues increased by $650,776 to $654,000 for the six months ended October 31, 2000 from $3,224 for the six months ended October 31, 1999. This increase in cost of revenues was the result of increased revenue recognized in 2000.

GENERAL AND ADMINISTRATIVE EXPENSES

General and administrative expenses increased by $502,604 to $4,810,542 for the six months ended October 31, 2000 from $4,307,938 for the six months ended October 31, 1999. This increase was primarily due to increases in personnel, operations overhead and related expenses.

 DEPRECIATION AND AMORTIZATION

Depreciation and Amortization increased by $358,416 to $658,750 for the six months ended October 31, 2000 from $300,334 for the six months ended October 31, 1999. This increase is attributable to the amortization of goodwill related to the acquisition of two production companies and the increase in the amortization of development costs based on the limited future expectations of producing certain films.

LOSS FROM OPERATIONS

Loss from operations increased by $510,088 to $5,116,292 for the six months ended October 31, 2000 as compared to loss from operations of $4,606,204 for the six months ended October 31, 1999. The increase loss for the six months ended October 31, 2000 was primarily the result of an increase in operating expenses, which was offset by the increase of revenues.

OTHER INCOME (EXPENSE)

Other income increased by $224,508 to $209,909 for the six months ended October 31, 2000 as compared to expenses of $14,599 for the six months ended October 31, 1999. This increase resulted from an increase in interest income earned from investments.

NET LOSS

Net loss increased by $285,580 to $4,906,383 for the six months ended October 31, 2000 compared to a net loss of $4,620,803 for the six months ended October 31, 1999.


YEARS ENDED APRIL 30, 2000 AND 1999

REVENUES

Total revenues decreased by $169,245 to $59,608 for the year ended April 30, 2000 from $228,853 for the year ended April 30, 1999. This decrease was attributable to a decrease in revenues from released films and a video production. Revenues for the year ended April 30, 2000 were derived from a video production and revenues for the year ended April 30, 1999 were derived from the production of a film series.

COST OF REVENUES

Cost of revenues decreased by $2,150,251 to $268,903 for the year ended April 30, 2000 from $2,419,154 for the year ended April 30, 1999. The reduction in the cost of revenues is attributable to decreased revenue recognized in the year. Cost of revenues for the year ended April 30, 1999 was primarily related to the write down of several films based upon the reduced revenue stream forecast in the future.

GENERAL AND ADMINISTRATIVE EXPENSES

General and administrative expenses increased by $6,583,644 to $7,429,429, for the year ended April 30, 2000 from $845,785 for the year ended April 30, 1999. This increase was due to increases in personnel, consulting and professional fees, travel and promotional expenses, write down of development expenses and other related operational expenses incurred in connection with implementing the necessary infrastructure to become established in the motion picture industry.

 DEPRECIATION AND AMORTIZATION

Depreciation and Amortization increased to $142,410 for the year ended April 30, 2000. There was no depreciation or amortization for the year ended April 30, 1999. This increase is attributable to the depreciation of fixed assets acquired during the year ended April 30, 2000. In addition, the increase includes the amortization of goodwill relating to the acquisition of the two production companies at a cost of $1,307,500, which was entirely allocated to goodwill.

LOSS FROM OPERATIONS

Loss from operations increased by $4,745,048 to $7,781,134 for the year ended April 30, 2000 as compared to loss from operations of $3,036,086 for the year ended April 30, 1999. The increase in the loss from operations for the year ended April 30, 2000 was primarily the result of reduced receipt of revenue and an increase in general and administrative expenses.

INTEREST EXPENSE AND INTEREST INCOME

Interest expense decreased by $54,305 to $20,000 for the year ended April 30, 2000 from $74,305 for the year ended April 30, 1999. The decrease in interest expense is due to the reduction of debt not directly attributable to the production of films.

Interest income for the year ended April 30, 2000 was $91,707. There was no interest income for the year ended April 30, 1999.

LOSS AND GAIN FROM SALE OF DISCONTINUED OPERATIONS

Through our subsidiaries, we previously operated fitness centers in California. In October 1998, we sold all of our fitness centers for cash proceeds of $2,160,000 and the assumption of liabilities of $1,884,000. The operations of the fitness centers for the period May 1, 1998 to October 1998 were reported as discontinued operations.

Summarized operating results of the fitness centers, is as follows:

Revenues                                         $1,173,703
Operating expenses                                3,955,834
                                                  ---------

Loss from operations                            $(2,782,131)
                                                ===========


NET LOSS

Net loss increased by $3,194,112 to $7,709,427 for the year ended April 30, 2000 compared to a net loss of $4,515,315 for the year ended April 30, 1999.


YEARS ENDED APRIL 30, 1999 AND 1998

REVENUES

Total revenues decreased by $2,326,570 to $228,853 for the year ended April 30, 1999 from $2,555,423 for the year ended April 30 1998. This decrease was attributable to a decrease in revenues from the production of a film series.

COST OF REVENUES

Cost of revenues increased by $1,845,473 to $2,419,154 for the year ended April 30, 1999 from $573,681 for the year ended April 30, 1998. This increase in cost of revenues for the year ended April 30, 1999 was primarily due to the write down taken on several films due to the reduced revenue stream forecast in the future.

GENERAL AND ADMINISTRATIVE EXPENSES

General and Administrative expenses decreased by $1,179,603 to $845,785 for the year ended April 30, 1999 from $2,025,388 for the year ended April 30, 1998. This decrease was due to decreases in personnel, consulting and professional fees, travel and promotional expenses and other related operational expenses.

LOSS FROM OPERATIONS

Loss from operations increased by $2,992,440 to $3,036,086 for the year ended April 30 1999 as compared to a loss from operations of $43,646 for the year ended April 30, 1998. This increase was attributable to the decrease in revenues and an increase in cost of revenues. Losses were offset by a decrease in general and administrative expenses.

LOSS OF INVESTMENT

During the year ended April 30, 1998 we invested in a joint venture to produce a film series. At April 30, 1998 we reviewed our investment in this joint venture and wrote down the investment and reported a $776,000 loss from investment. We believed that there was no realizable value in this investment.

LOSS FROM CONTINUING OPERATIONS

Loss from continuing operations increased by $2,216,440 to $3,036,086 for the year ended April 30, 1999 as compared to loss from continuing operations of $819,646 for the year ended April 30, 1998. The increase loss for year ended April 30, 1999 was primarily the result of reduced revenue, increases in cost of revenues, and loss from investment. Losses were offset by a decrease in general and administrative expenses.

LOSS AND GAIN FROM SALE OF DISCONTINUED OPERATIONS

We previously operated fitness centers in California. In October 1998 we sold all of our fitness centers for $2,160,000 in cash and the assumption of liabilities of $1,884,000. The operations of the fitness centers for the period May 1, 1998 to October 1998 were reported as discontinued operations.

Summarized operating results of the fitness centers, is as follows:

Revenues                                $1,173,703
Operating expenses                       3,955,834
                                         ---------

  Loss from operations                 $(2,782,131)
                                       ===========

Net Loss

Net loss increased by $1,136,853 to a net loss of $4,515,315 for the year ended April 30, 1999 compared to a net loss of $3,378,462 for the year ended April 30, 1998.

LIQUIDITY AND CAPITAL RESOURCES

As of October 31, 2000, we had cash on hand of $2,034,936 as compared to cash of $11,943,473 as of April 30, 2000. Working capital (current assets less current liabilities) as of October 31, 2000 was $1,454,938 as compared to $16,610,845 as of April 30, 2000. Working capital ratios as of October 31, 2000 and April 30, 2000 were 1.7:1 and 7:1, respectively. Stockholders' equity as of October 31, 2000 and April 30, 2000 was $17,527,158 and $21,083,540, respectively.

As of October 31, 1999 we had cash of $26,775 as compared to cash as of April 30, 1999 of $749,089. We had a working capital deficiency as of October 31, 1999 of $1,700,565 as compared to working capital of $2,061,477 as of April 30, 1999. Stockholders' equity as of October 31, 1999 and April 30, 1999 was $7,926,212 and $2,061,477, respectively.

For the six months ended October 31, 2000, net cash used in operating activities was $10,243,805 compared to net cash used in operating activities of $8,095,523 for the six months ended October 31, 1999. For the six months ended October 31, 2000, we used $1,820,000 for investing activities as compared to $107,357 used in investing activities for the six months ended October 31, 1999. For the six months ended October 31, 2000 and 1999, net cash provided by financing activities was $2,155,268 and $7,480,566, respectively.

For the year ended April 30, 2000, net cash used in our operating activities was $11,362,263 compared to net cash used in operating activities of $6,862,287 for the year ended April 30, 1999. For the year ended April 30, 2000, we used $574,515 for investing activities. For the year ended April 30, 1999, $2,160,000 was provided from investing activities as a result of the cash proceeds from the sale of the fitness centers. For the years ended April 30, 2000 and 1999, net cash provided by financing activities was $23,131,162 and $5,400,419, respectively.

As of October 31, 2000 we had long-term debt of $1,723,090, which matures in December 2001. There was no long-term debt at April 30, 2000 and 1999.

As of October 31, 2000, we have commitments related to non-cancelable operating leases for office space and equipment. In each of the fiscal years ending April 30, 2001, 2002, 2003 and 2004, our minimum annual payments in connection with these leases are approximately, $190,000.

Other than the capital commitments described in the previous paragraph, we have made tentative commitments of approximately $3.6 million in the development and production of three films in the next fiscal year. We anticipate obtaining the funds necessary for these productions from lending institutions and/or outside sources. However, we have no definitive agreements in place for obtaining the funds required for these proposed projects at the current time. In the event we fail to obtain the funds for a proposed project, we do not anticipate proceeding with production of the project.

Based on our current business plan, we anticipate that our existing working capital and expected operating revenues will provide sufficient working capital for the conduct of our business. However, there can be no assurances that we will not require additional financing. Our capital requirements depend on, among other things, whether we are successful in continuing to generate revenues and income from the release of our film and video products and to identify appropriate film rights, screen plays development deals, competition, the cost and viability of third-party financing. If needed, we may attempt to raise financing through equity offerings, joint ventures or other collaborative relationships, bank borrowings or other financing transactions. We may seek additional funding through any such transaction or a combination thereof. There can be no assurance that additional financing will be available to us or, if available, that such financing will be available on acceptable terms.

We plan to produce high quality films for major theatrical release. In order to successfully implement the production of these films, we will be required to have our films distributed through a major film distribution company. However, if we require advances from domestic distributors to pay for production costs, we will be required to pay interest and fees for funds advanced for financing major productions which may adversely affect our profits.


Item 3. Description of Property

1st Miracle rents office space on a month to month basis at 120 Adelaide Street West, Toronto, Ontario Canada M5H 1T1 at a monthly rent of approximately $4,000 not inclusive of customary lease escalations. The lease is with a firm that provides investor relation services to the Company.

1st Miracle also maintains its current executive offices at 8730 Sunset Boulevard, Penthouse East, Los Angeles, CA 90069 in conjunction with our wholly owned subsidiaries. Approximately 6,200 square feet are rented by 1st Miracle at a rate of approximately $16,000 per month in addition to standard escalation expenses under a lease which expires on June 30, 2004.

Each property is leased from an unaffiliated third party. It is believed that our present office space is adequate for our needs for the foreseeable future.




Item 4. Security Ownership of Certain Beneficial Owners and Management

The following table sets forth information with respect to the beneficial ownership of our common stock, no par, by (a) each person known to be the beneficial owner of more than 5% of our outstanding common stock, (b) our directors and executive officers, individually, and (c) our directors and executive officers as a group. Unless otherwise noted, the address for each beneficial owner is in care of 1st Miracle Group Inc. 8730 Sunset Boulevard, Penthouse East, Los Angeles CA 90069. Percentage and beneficial ownership is based upon 4,114,753,807 shares of common stock issued and outstanding as February 20, 2001.



NAME AND ADDRESS               AMOUNT AND NATURE
OF BENEFICIAL OWNER            OF BENEFICIAL OWNERSHIP*   PERCENT OF CLASS
-------------------            -----------------------    ----------------

Anthony J. Cataldo(1)                 154,000,000               3.9%

Martin Landau(2)                       30,000,000                .7%

Steve M. Popple(3)                              0                 ---

John Salley(4)                                  0                 ---

Clifford D. Brune(5)                            0                 ---

Directors and Executive               184,100,000                4.6%
Officers as a Group



------------

(1) Mr. Anthony J. Cataldo is the Chairman and Chief Executive Officer of 1st Miracle.

(2) Mr. Martin Landau is a Director of 1st Miracle.

(3) Mr. Steve M. Popple is a Director of 1st Miracle.

(4) Mr. John Salley is a Director of 1st Miracle.

(5) Mr. Clifford Brune is the Chief Financial Officer of 1st Miracle.



There are no arrangements known that at a later date may result in a change in our control.

Item 5.     Directors, Executive Officers, Promoters and Control Persons.

The members of the Board of Directors serve until the next annual meeting of the Stockholders, or until their successors have been elected. The Officers serve at the discretion of the Board of Directors.

           Information as to our Directors and Executive Officers is as follows:

NAME/ADDRESS                      POSITION                           AGE
------------                      --------                           ---

Anthony J. Cataldo                Chief Executive Officer,           50
                                  and Chairman of the Board

Martin Landau                     Director

John Salley                       Director                           37

Steve M. Popple                   Director                           50

Clifford D. Brune                 Chief Financial Officer            47

           ANTHONY J. CATALDO was appointed Chief Executive Officer and Chairman of the Board of Directors in May 2000. Mr. Cataldo has held management positions with a number of emerging growth and publicly traded companies. Most recently, from August 1996 to December 1998, Mr. Cataldo served as President and Chairman of the Board of Senetek, PLC, a publicly traded biotechnology company involved in age-related therapies. From 1990 to 1995, Mr. Cataldo held various positions including Chairman and Chief Executive Officer with Management Technologies, Inc., a leading manufacturer and seller of trading system and banking software systems. He has also held the position of Executive Vice President and was cofounder of Hogan Systems, a banking software manufacturer and retailer. Mr. Cataldo has also served as President of Internet Systems, a pioneer in the Internet banking arena.

           MARTIN LANDAU has served as a member of the Board of Directors since 2000. Mr. Landau is an actor whose award winning career spans over four decades. Mr. Landau has been honored with many awards including a 1994 Oscar for Best Supporting Actor for his performance as "Bela Lugosi" in Tim Burton's ED WOOD. He has also received two prior Oscar nominations: In 1988 for his performance as "Abe Karatx" in Francis Ford Copola's TUCKER; and in 1989 for his role as "Juah Rosenthal" in Woody Allen's CRIMES AND MISDEMEANORS. Mr. Landau has extensive experience in the entertainment industry both on and off camera.

           STEVE M. POPPLE was appointed as a member of the Board of Directors in 2000. He has held a number of Senior Management positions with some of the worlds leading financial systems suppliers. For the past three years, Mr. Popple has been Managing Director for the Europe, Middle East and Africa operation of Prologic Corporation. Prologic Corporation is widely acknowledged as one of the world's leading suppliers of advanced web enabled, multi channel systems for portal based wealth management including E-banking, M-banking, E-brokerage and financial data aggregation. Mr. Popple has extensive background in the information systems area of International Banking. Mr. Popple started his career with Hambros, one of London's premiere investment banking firms.

           JOHN SALLEY was appointed as a Director of the Company in May of 2000. Prior to his retirement from the Los Angeles Lakers at the end of the 2000 National Basketball Association season, Mr. Salley had played professional basketball in the NBA for various teams since 1986. Mr. Salley has also been involved in numerous private business ventures.

           CLIFFORD D. BRUNE is a Certified Public Accountant and has had over 25 years of experience of working with public companies. Mr. Brune formerly with Coopers & Lybrand was appointed Chief Financial Officer in May 2000. From 1996 to 1998, Mr. Brune held various positions with Senetek PLC, a publicly traded biotechnology company, including group President and Chief Financial Officer. Prior to joining Senetek PLC, Mr. Brune was a business unit executive for the Computer Task Group, a publicly held professional information technology services company.


Item 6.     Executive Compensation.

The Summary Compensation Table sets forth certain compensation information paid or accrued to our executive officers for services rendered in 2001, and 2000. No officers who served in fiscal year 1999 were associated with the Company during the most recently completed fiscal year, as such, only compensation information for the current and most recently completed fiscal year is provided.



SUMMARY COMPENSATION TABLE

                                    LONG-TERM
                                  COMPENSATION
                                     AWARDS

 NAME AND PRINCIPAL POSITION                    ANNUAL COMPENSATION
================================================================================================================
                                                                                        AWARDS
================================================================================================================
                                                             OTHER ANNUAL  RESTRICTED         ALL OTHER
                                YEAR           SALARY       COMPENSATION    STOCK           COMPENSATION
                                                                            AWARD(S)
================================================================================================================
Anthony J. Cataldo, Chairman   2001 (1)       343,750(2)         ---      $691,700(3)         $406,744(4)
and CEO                        2000           300,000(5)         ---          ---                 ---

================================================================================================================

Clifford D. Brune,  Chief      2001(1)        258,333(6)         ---          ---              15,000(7)
Financial Officer
================================================================================================================
Richard Abramson, President    2001(1)        41,667 (8)                                      234,000(9)

================================================================================================================






(1) All amounts for Fiscal Year 2001 are through February 28, 2001 as the current fiscal year ends April 30, 2001.

(2) Includes monthly salary of $35,416 pursuant to an employment agreement effective June 1, 2000 and salary of $25,000 for the month of May 2000. Mr. Cataldo's employment agreement effective June 1, 2000 provides for annual compensation of $425,000.

(3) In February 2000, Mr. Cataldo was granted an aggregate of 154,000,000 shares of common stock with a fair market value at the time of grant of $691,700. The shares of common stock are subject to a lock-up agreement and are restricted from public sale for a minimum of one year from date of issuance. Mr. Cataldo has also agreed to pledge 20,000,000 shares of common stock to secure the advances of $217,000 on future producer fees advanced for or on his behalf by the Company.

(4) Includes a sign on bonus of $150,000, an automobile allowance and reimbursement for all reasonable verified travel and entertainment expenses. Also includes $217,000 in advances on future producer fees.

(5) Prior to entering into his employment agreement, Mr. Cataldo was paid $25,000 a month from May 1, 1999 through April 30, 2000.

(6) Mr. Brune is paid an annual salary effective July 1, 2000 of $350,000 per annum. From May 1, 2000 through June 30, 2000, Mr. Brune received an aggregate of $25,000 in compensation.

(7) Effective July 1, 2000 Mr. Brune received a car allowance of $1,500 per month.

(8) Effective November 10, 2000, Mr. Abramson was no longer associated with 1st Miracle.

(9) Advances on future producer fees paid to Mr. Abramson by the Company. Mr. Abramson's association with 1st Miracle terminated prior to his undertaking any projects that could be credited against the advances paid. To date all advances received by Mr. Abramson remain outstanding.


EMPLOYMENT AGREEMENTS AND ARRANGEMENTS

Effective June 2000, Mr. Anthony J. Cataldo entered into a five year employment agreement with 1st Miracle, pursuant to which Mr. Cataldo became the Chief Executive Officer. Mr. Cataldo's employment agreement provides for an annual base salary of $425,000 and a sign-on bonus of $150,000. Mr. Cataldo under his employment agreement is also entitled to production fees based upon new productions and/or movies he introduces that are produced by 1st Miracle during the term of his employment agreement. Production fees are determinable upon mutual agreement between Mr. Cataldo and the Company on a project-by-project basis. 1st Miracle will have the right of first offer for any production or movie introduced by Mr. Cataldo during the term of his employment agreement. The production fee is based upon a percentage of the budget for the particular production or movie. In the event Mr. Cataldo and 1st Miracle do not agree upon a fee for a new production or movie introduced by Mr. Cataldo, he will be entitled to offer the production or movie to an outside entity or organization.

In recognition of services previously provided by Mr. Cataldo, he was granted an aggregate of 154,000,000 shares of fully paid, non-assessable common stock in the Company which was additional consideration for entering into the employment agreement with the Company. The shares of common stock are subject to a lock-up agreement and are restricted from public sale for a minimum of one year.

In the event Mr. Cataldo is terminated without cause, is requested to act in a position other than Chief Executive Officer or a change in control of 1st Miracle occurs and Mr. Cataldo's employment is terminated, he may be immediately entitled to all payments due for the balance of the term of his employment agreement.

As Chief Executive Officer, Mr. Cataldo is entitled to certain benefits including, a car allowance, and reimbursement for all reasonable travel and entertainment expenses. In addition, he is entitled to participate in all employee benefit plans offered to executive officers of the Company.

STOCK OPTIONS

1st Miracle presently does not have any stock option plans. There are no oustanding derivative securities granted to any officer, director, employee or consultant.

COMPENSATION OF DIRECTORS

1st Miracle does not have a defined policy for payment of fees of directors or for the reimbursement of expenses incurred by outside directors. However, 1st Miracle paid each outside director $50,000 for their services this past fiscal year.

Item 7.  Certain Relationships and Related Transactions.

In Fiscal Year 2000, we acquired Silver Street Pictures, Inc. in exchange for shares of our common stock. Specifically, 50,000,000 shares were issued to Richard Abramson and 30,000,000 shares were issued to Martin Landau the shareholders of Silver Street Pictures.

Following our acquisition of Silver Street, Mr. Martin Landau was appointed to our Board of Directors.

Additionally, subsequent to our acquisition, we hired Richard Abramson to serve as President. As part of Mr. Abramson's compensation, he received $41,667 in salary and $234,000 as advances on future producer fees. Mr. Abramson is no longer associated with 1st Miracle and has failed to produce any films which would be credited against the advances in fees. Additionally, Mr. Abramson was loaned the sum of $365,000 as evidenced by a demand promissory note dated October 10, 2000. The note bears interest at 9% per annum and is payable upon demand. 1st Miracle has made demand for payment of the principal and interest due on the note and Mr. Abramson has failed to honor the demand.

Mr. Anthony Cataldo, Chairman and Chief Executive Officer, has received advances of $217,000 against future producer fees. In consideration of the advances, Mr. Cataldo pledged 20,000,000 shares of 1st Miracle common stock.


Item 8.     Description of Securities.

Common Stock

1st Miracle's certificate of incorporation as amended, provides for an unlimited number of shares of common stock without par value. As of February 20, 2001, 4,114,753,807 shares were outstanding. The holders of common stock are entitled to one vote for each share held of record on all matters to be voted on by stockholders. The holders of common stock are entitled to receive such dividends, if any, as may be declared from time to time by the Board of Directors in its discretion from funds legally available therefor. Upon liquidation, dissolution or winding up of the Company, the holders of common stock are entitled to receive pro rata all assets remaining legally available for distribution to stockholders after liquidating distributions to the holders of any future capital stock designated as being senior to the Common Stock. The holders of common stock have no right to cumulate their votes in the election of directors. The common stock has no preemptive or other subscription rights, and there are no conversion rights or redemption or sinking fund provisions with respect to such shares. All of the outstanding shares of common stock are fully paid and non-assessable.


PART II

Item 1. Market Price of and Dividends on the Registrant's Common Equity and Other Shareholder Matters.

The Company's shares of common stock are listed on the Canadian Dealing Network and currently traded over-the-counter in the pink sheets and quoted through the National Quotation Bureau's ("NQB") Electronic Quotation System under the symbol "MVEE". The Company's stock previously traded on NASD's "Electronic Bulletin Board" ("OTCBB") under the symbol "MVEE". Effective April 11, 2000 the stock traded only in the pink sheets and no longer on the OTCBB.

The price range of high and low bid for the Company's common stock for the periods shown is set forth below:

           2001                        Low                            High

       1st Quarter                    .012                           .065
       2nd Quarter                    .01                            .029
       3rd Quarter                    .0039                          .015


           2000                        Low                           High

       1st Quarter                    .028                           .07
       2nd Quarter                    .0046                          .065
       3rd Quarter                    .0029                          .315
       4th Quarter                    .0053                          .156


           1999                        Low                           High

       1st Quarter                    .125                            .39
       2nd Quarter                    .055                           .125
       3rd Quarter                    .051                            .11
       4th Quarter                    .035                            .11




As of February 20, 2001, there were 929 registered holders of record and 4,114,753,807 shares of our common stock issued and outstanding.

We anticipate that for the foreseeable future, earnings, if any, will be retained for the development of our business. Accordingly, the Company does not anticipate paying dividends on our common stock in the foreseeable future. The payment of future dividends will be at the sole discretion of our Board of Directors and will depend on, among other things, future earnings, capital requirements, our general financial condition and general business conditions.

Item 2.  Legal Proceedings.

In June of 2000, we were advised by the SEC that its Internet Enforcement Unit was conducting an informal inquiry into our issuance of press releases about the company. We have provided the SEC copies of all documentation requested and have cooperated with them during the course of their inquiry. The matter is currently still pending and we are awaiting further developments and or requests for additional information from the SEC. Our special SEC counsel has advised us that he is discussing a resolution of the matter, however to date the matter is still ongoing.

Item 3.  Changes in and Disagreements With Accountants.

1st Miracle Group Inc. and its subsidiaries dismissed their former auditors Berg & Company LLP on May 12, 2000. 1st Miracle disagreed with the qualified independent accountants report issued by Berg & Company. Berg & Company subsequently disassociated themselves from its audited financial statements for the fiscal years ended April 30, 1999 and April 30, 1998. Subsequently 1st Miracle retained the firm of Goldstein and Morris, Certified Public Accountants, who re-audited the subject fiscal years and issued an independent accountants report without qualification.

Item 4. Recent Sales of Unregistered Securities

During fiscal year ended April 30, 1998, the Company sold a total of 48,702,254 shares of its common stock for total cash consideration of $6,566,095.

During the fiscal year ended April 30, 1999, the Company sold a total of 79,398,318 shares of its common stock for $5,756,030 and issued a total of 4,180,000 shares of its common stock in exchange for services valued at a total of $261,877.

During fiscal year ended April 30, 2000, the Company sold a total of 2,847,862,086 shares of its common stock for total cash consideration of $22,036,000 and issued a total of 932,400,000 shares of its common stock in exchange for services valued at $7,446,450.

During the six-month period ended October 31, 2001, the Company sold a total of 100,000,000 shares of its common stock for total cash consideration of $1,500,000 and issued 1,500,000 shares in exchange for services valued at $25,000.

In each of the above offerings the Company sold or issued shares to accredited investors and also relied upon an Ontario Offshore Exemption.


Item 5. Indemnification of Officers and Directors

The Company and its affiliates may not be liable to its shareholders for errors in judgment or other acts or omissions not amounting to intentional misconduct, fraud, or a knowing violation of the law, since provisions have been made in the Articles of Incorporation limiting such liability. The Articles of Incorporation also provide for indemnification of the officers and directors of the Company in most cases for any liability suffered by them or arising from their activities as officers and directors of the Company if they were not engaged in intentional misconduct, fraud, or a knowing violation of the law. Therefore, purchasers of securities may have a more limited right of action than they would have except for this limitation in the Articles of Incorporation.

The officers and directors of the Company are accountable to the Company as fiduciaries, which means such officers and directors are required to exercise good faith and integrity in handling the Company's affairs. A shareholder may be able to institute legal action on behalf of himself and all others similarly stated shareholders to recover damages where the Company has failed or refused to observe the law.

Shareholders may, subject to applicable rules, be able to bring a class action or derivative suit to enforce their rights, including rights under certain securities laws and regulations. Shareholders who have suffered losses in connection with the purchase or sale of their interest in the Company in connection with such sale or purchase, including the misapplication by any such officer or director of the proceeds from the sale of securities, may be able to recover such losses from the Company.

                    1ST MIRACLE GROUP, INC. AND SUBSIDIARIES

                        CONSOLIDATED FINANCIAL STATEMENTS

                       YEARS ENDED APRIL 30, 2000 AND 1999




                                TABLE OF CONTENTS



                                                                       PAGE
                                                                        NO.
------------------------------------------------------------------------------

FINANCIAL STATEMENTS
------------------------------------------------------------------------------

   Report of Independent Certified Public Accountants                    1
------------------------------------------------------------------------------

   Consolidated Balance Sheets                                           2
------------------------------------------------------------------------------

   Consolidated Statements of Operations                                 3
------------------------------------------------------------------------------

   Consolidated Statements of Changes in Shareholders' Equity            4
------------------------------------------------------------------------------

   Consolidated Statements of Cash Flows                                 5
------------------------------------------------------------------------------

   Notes to Consolidated Financial Statements                          6-12
------------------------------------------------------------------------------

               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS'
               ---------------------------------------------------



To the Shareholders
of 1st Miracle Group, Inc. And Subsidiaries


We have audited the accompanying consolidated balance sheets of 1st Miracle Group, Inc. and Subsidiaries as of April 30, 2000 and 1999, and the related consolidated statements of operations, changes in shareholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of 1st Miracle Group, Inc. and Subsidiaries as of April 30, 2000 and 1999, and the results of its consolidated operations and its consolidated cash flows for the years then ended in accordance with accounting principles generally accepted in the United States.





September 18, 2000

                    1ST MIRACLE GROUP, INC. AND SUBSIDIARIES

                           CONSOLIDATED BALANCE SHEETS

                             APRIL 30, 2000 AND 1999



-----------------------------------------------------------------------------------------------------
ASSETS                                                                        2000          1999
------                                                                       --------      ------
Current assets
   Cash                                                                    $ 11,943,473    $ 749,089
-----------------------------------------------------------------------------------------------------

   Film costs                                                                 6,589,533    1,911,207
-----------------------------------------------------------------------------------------------------
   Accounts receivable                                                           48,578      313,489
-----------------------------------------------------------------------------------------------------
   Prepaid expenses and other current assets                                    771,700        1,114
-----------------------------------------------------------------------------------------------------
       Total current assets                                                  19,353,284    2,974,899
-----------------------------------------------------------------------------------------------------
Film costs                                                                    2,895,591            -
-----------------------------------------------------------------------------------------------------
Property and equipment, net of accumulated depreciation                         283,771            -
-----------------------------------------------------------------------------------------------------
Goodwill                                                                      1,203,333            -
-----------------------------------------------------------------------------------------------------
Deposits                                                                         90,000            -
-----------------------------------------------------------------------------------------------------
                                                                           $ 23,825,979   $2,974,899
                                                                           ============   ==========
-----------------------------------------------------------------------------------------------------
LIABILITIES AND SHAREHOLDERS' EQUITY
-----------------------------------------------------------------------------------------------------
Current liabilities
-----------------------------------------------------------------------------------------------------
  Accounts payable and accrued expenses                                      $  420,457    $ 494,812
-----------------------------------------------------------------------------------------------------
  Note payable shareholder                                                            -       68,610
-----------------------------------------------------------------------------------------------------
  Loans payable                                                               2,071,982            -
-----------------------------------------------------------------------------------------------------
  Convertible notes                                                             250,000      350,000
                                                                                -------      -------
-----------------------------------------------------------------------------------------------------
       Total current liabilities                                              2,742,439      913,422
                                                                              ---------      -------
-----------------------------------------------------------------------------------------------------
Shareholders' equity
-----------------------------------------------------------------------------------------------------
   Common stock, no stated par value, unlimited shares
      authorized, 3,933,003,807 and 152,741,721 shares
      issued and outstanding                                                 39,860,118   13,128,628
-----------------------------------------------------------------------------------------------------
   Accumulated deficit                                                     (18,776,578)  (11,067,151)
                                                                           ------------  -----------
-----------------------------------------------------------------------------------------------------
          Total shareholders' equity                                         21,083,540    2,061,477
                                                                             ----------    ----------
                                                                            $ 23,825,979   $2,974,899
                                                                             ===========   ==========
-----------------------------------------------------------------------------------------------------



The accompanying notes are an integral part of these financial statements.



                    1ST MIRACLE GROUP, INC. AND SUBSIDIARIES

                      CONSOLIDATED STATEMENTS OF OPERATIONS

                       YEARS ENDED APRIL 30, 2000 AND 1999


-------------------------------------------------------------------------------- ----------------
                                                                         2000             1999*
                                                                      ---------          -----
-------------------------------------------------------------------------------- ----------------
Revenues                                                              $  59,608       $  228,853
                                                                      ---------       ----------
-------------------------------------------------------------------------------- ----------------
Expenses
-------------------------------------------------------------------------------- ----------------
   Cost of revenues                                                     268,903        2,419,154
-------------------------------------------------------------------------------- ----------------
   General and administrative expenses                                7,429,429          845,785
-------------------------------------------------------------------------------- ----------------
   Depreciation and amortization                                        142,410
                                                                      ---------        ---------
-------------------------------------------------------------------------------- ----------------
                                                                      7,840,742        3,264,939
                                                                      ---------        ---------
-------------------------------------------------------------------------------- ----------------

Loss from operations                                                (7,781,134)      (3,036,086)
-------------------------------------------------------------------------------- ----------------
Other income (expense)
-------------------------------------------------------------------------------- ----------------
  Interest expense                                                     (20,000)         (74,305)
-------------------------------------------------------------------------------- ----------------
  Interest income                                                        91,707
                                                                     ----------      -----------
-------------------------------------------------------------------------------- ----------------
Loss from continuing operations                                     (7,709,427)      (3,110,391)
-------------------------------------------------------------------------------- ----------------
Loss from discontinued operations                                           -        (2,782,131)
-------------------------------------------------------------------------------- ----------------
Gain from sale of discontinued operations                                   -         1,377,207
                                                                      ---------        ---------
-------------------------------------------------------------------------------- ----------------
Net loss                                                          $ (7,709,427)    $ (4,515,315)
-------------------------------------------------------------------------------- ----------------
Basic and diluted net loss per share:
-------------------------------------------------------------------------------- ----------------
   Continuing operations                                             $  (0.004)    $    (0.021)
-------------------------------------------------------------------------------- ----------------
   Discontinued operations                                                  -           (0.019)
-------------------------------------------------------------------------------- ----------------
   Gain on sale of discontinued operations                                  -            0.009
                                                                      ---------        ---------
-------------------------------------------------------------------------------- ----------------

                                                                     $  (0.004)    $     (.049)
                                                                     ==========    ---=========
-------------------------------------------------------------------------------- ----------------

* Reclassified for comparative purposes.




The accompanying notes are an integral part of these financial statements.


                    1ST MIRACLE GROUP, INC. AND SUBSIDIARIES

           CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

                       YEARS ENDED APRIL 30, 2000 AND 1999

                                                                   COMMON STOCK                ACCUMULATED
                                                             SHARES            AMOUNT            DEFICIT                 TOTAL
                                                         -------------------------------------------------------------------------
TOTAL
----------------------------------------------------------------------- ------------------- --------------------- ----------------
----------------------------------------------------------------------- ------------------- --------------------- ----------------

Balance, May 1, 1999                                       152,741,721        $ 13,128,628         $(11,067,151)        $2,061,477
----------------------------------------------------------------------- ------------------- --------------------- ----------------

----------------------------------------------------------------------- ------------------- --------------------- ----------------
Issuance of common shares for cash, net of costs         2,844,377,766          19,185,040                     -        19,185,040
----------------------------------------------------------------------- ------------------- --------------------- ----------------
Issuance of common shares for services
  rendered                                                 772,400,000           6,391,450                     -         6,391,450
----------------------------------------------------------------------- ------------------- --------------------- ----------------
Issuance of common shares upon conversion of
  promissory notes                                           3,484,320             100,000                     -           100,000
----------------------------------------------------------------------- ------------------- --------------------- ----------------
Issuance of common shares for business acquisitions        160,000,000           1,055,000                     -         1,055,000
----------------------------------------------------------------------- ------------------- --------------------- ----------------
Net loss                                                                                             (7,709,427)       (7,709,427)
                                                         -------------        ------------         -------------      ------------
----------------------------------------------------------------------- ------------------- --------------------- ----------------

Balance, April 30, 2000                                  3,933,003,807        $ 39,860,118         $(18,776,578)      $ 21,083,540
                                                         =============        ============         =============      ============
----------------------------------------------------------------------- ------------------- --------------------- ----------------
Balance May 1, 1998                                         71,263,403         $ 8,290,826          $(6,551,836)       $ 1,738,990
----------------------------------------------------------------------- ------------------- --------------------- ----------------
Issuance of common shares for cash, net of costs            58,421,387           4,249,925                     -         4,249,925
----------------------------------------------------------------------- ------------------- --------------------- ----------------
Issuance of common shares for services rendered              4,180,000             261,877                     -           261,877
----------------------------------------------------------------------- ------------------- --------------------- ----------------
Issuance of common shares upon conversion of
  promissory notes                                          20,976,931           1,176,000                     -         1,176,000
----------------------------------------------------------------------- ------------------- --------------------- ----------------
Repurchase and retirement of common shares                 (2,100,000)           (850,000)                     -         (850,000)
----------------------------------------------------------------------- ------------------- --------------------- ----------------
Net loss                                                                                             (4,515,315)       (4,515,315)
                                                           -----------       -------------         -------------        ----------
----------------------------------------------------------------------- ------------------- --------------------- ----------------

Balance, April 30, 1999                                    152,741,721        $ 13,128,628         $(11,067,151)        $2,061,477
                                                           ===========        ============         =============        ==========
----------------------------------------------------------------------- ------------------- --------------------- ----------------



The accompanying notes are an integral part of these financial statements.


                    1ST MIRACLE GROUP, INC. AND SUBSIDIARIES

                      CONSOLIDATED STATEMENTS OF CASH FLOWS

                       YEARS ENDED APRIL 30, 2000 AND 1999

----------------------------------------------------------------------------------- -------------------
                                                                          2000            1999
                                                                         ---------        ----
----------------------------------------------------------------------------------- -------------------

Cash flows from operating activities:
----------------------------------------------------------------------------------- -------------------
   Net loss                                                          $ (7,709,427)       $ (4,515,315)
----------------------------------------------------------------------------------- -------------------
   Adjustments to reconcile net income to net cash
      used in operating activities:
----------------------------------------------------------------------------------- -------------------
        Depreciation                                                        38,243                   -
----------------------------------------------------------------------------------- -------------------
        Amortization of goodwill                                           104,167                   -
----------------------------------------------------------------------------------- -------------------
        Amortization of film and development costs                       1,165,678           1,417,550
----------------------------------------------------------------------------------- -------------------
        Common shares issued for services rendered                       1,170,000             261,877
----------------------------------------------------------------------------------- -------------------
        Gain on the sale of discontinued operations                              -         (1,377,207)
----------------------------------------------------------------------------------- -------------------
   Increases (decreases) in cash flows from operating
----------------------------------------------------------------------------------- -------------------
     activities resulting from changes in:
----------------------------------------------------------------------------------- -------------------
          Receivables                                                      264,911             893,911
----------------------------------------------------------------------------------- -------------------
          Film costs                                                   (6,152,595)         (1,811,207)
----------------------------------------------------------------------------------- -------------------
          Prepaid expenses and other current assets                       (78,885)             (1,114)
----------------------------------------------------------------------------------- -------------------
          Deposits                                                        (90,000)             112,505
----------------------------------------------------------------------------------- -------------------
          Accounts payable and accrued expenses                           (74,355)           (405,818)
----------------------------------------------------------------------------------- -------------------
          Deferred revenue                                                 -               (1,437,469)
                                                                      -----------          -----------
----------------------------------------------------------------------------------- -------------------

               Net cash used in operating activities                  (11,362,263)         (6,862,287)
                                                                      -----------          -----------
----------------------------------------------------------------------------------- -------------------
   Cash flows from investing activities:
----------------------------------------------------------------------------------- -------------------
      Property and equipment                                             (322,015)                   -
----------------------------------------------------------------------------------- -------------------
      Business acquisitions                                              (252,500)                   -
----------------------------------------------------------------------------------- -------------------
      Proceeds from sale of subsidiaries                                   -                 2,160,000
                                                                      -----------          -----------
----------------------------------------------------------------------------------- -------------------

                 Net cash used in investing activities                   (574,515)           2,160,000
                                                                      -----------          -----------
----------------------------------------------------------------------------------- -------------------
   Cash flows from financing activities:
----------------------------------------------------------------------------------- -------------------
      Proceeds from loans payable                                        2,071,982                   -
----------------------------------------------------------------------------------- -------------------
      Repayments of shareholder loan                                      (68,610)            (14,493)
----------------------------------------------------------------------------------- -------------------
      Proceeds from convertible notes payable                                    -           1,164,987
----------------------------------------------------------------------------------- -------------------
      Proceeds from sale of common shares                               21,936,000           4,580,030
----------------------------------------------------------------------------------- -------------------
      Offering costs                                                     (808,210)           (330,105)
----------------------------------------------------------------------------------- -------------------
                 Net cash provided by financing activities              23,131,162           5,400,419
                                                                        ----------           ---------
----------------------------------------------------------------------------------- -------------------
Net increase in cash                                                    11,194,384             698,132
----------------------------------------------------------------------------------- -------------------
Cash, beginning of year                                                    749,089
                                                                           -------
----------------------------------------------------------------------------------- -------------------

Cash, end of year                                                     $ 11,943,473           $ 749,089
                                                                      ============           =========
----------------------------------------------------------------------------------- -------------------
Cash paid during the year for:
----------------------------------------------------------------------------------- -------------------
   Interest                                                              $  20,000           $  74,305
                                                                      ============           =========
----------------------------------------------------------------------------------- -------------------


The accompanying notes are an integral part of these financial statements.

                    1ST MIRACLE GROUP, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS




NOTE A - NATURE OF BUSINESS
---------------------------

1st Miracle Group, Inc., together with its subsidiaries, (the" Company"), produces live action motion pictures for distribution to the theatrical and home video markets. The Company distributes these products through independent distribution companies in the United States and foreign markets. The Company previously operated health club facilities in California (see Note F).

The accompanying financial statements have been prepared in conformity with generally accepted accounting principles, which contemplate continuation of the Company as a going concern. The Company has sufficient cash and other assets to meet its working capital requirements.


NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
---------------------------------------------------

PRINCIPLES OF CONSOLIDATION
---------------------------

The consolidated financial statements include the accounts of 1st Miracle Group, Inc. and its wholly owned subsidiaries. All significant intercompany accounts and transactions have been eliminated.

CASH AND CASH EQUIVALENTS
-------------------------

The Company considers all highly liquid investments purchased with a maturity of three months or less to be cash equivalents. There were no cash equivalents as of April 30, 2000 and 1999.

DEPRECIATION AND AMORTIZATION
-----------------------------

Property and equipment are recorded at cost and are depreciated over the estimated useful lives of the assets using the straight-line method; 5-7 years. The cost and related accumulated depreciation of all property and equipment retired or otherwise disposed of are removed from the accounts. Any gain or loss is recognized in the current year. Maintenance and repairs are charged to operations as incurred, and renewals and improvements that extend the useful lives of the assets are capitalized.

Goodwill is being amortized using the straight line method (see Note G).

INCOME TAXES
------------

Income taxes are computed in accordance with the provisions of Financial Accounting Standards Board Statement No. 109, "Accounting for Income Taxes" ("SFAS 109"), which requires, among other things, a liability approach to calculating deferred income taxes. SFAS 109 requires a company to recognize deferred tax liabilities and assets for the expected future tax consequences of events that have been recognized in a company's financial statements or tax returns. Under this method, deferred tax liabilities and assets are determined based on the difference between the financial statement carrying amounts and tax basis of assets and liabilities using enacted tax rates in effect in the years in which the differences are expected to reverse.

                    1ST MIRACLE GROUP, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (Continued)


NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
---------------------------------------------------------------

INCOME TAXES (CONTINUED)
------------------------

At April 30, 2000, the Company has net operating loss carryforwards of approximately $15,000,000, which expire in various years through 2015, available to offset future taxable income. Certain provisions of the tax law may limit the net operating loss carryforwards available for use in any given year in the event of a significant change in ownership interest. At April 30, 2000, the Company had a deferred tax asset amounting to approximately $6,000,000. The deferred tax asset consists primarily of net operating loss carryforwards and has been fully offset by a valuation allowance of the same amount.

REVENUE RECOGNITION
-------------------

Revenues from theatrical distribution of motion pictures are recognized when motion pictures are exhibited. Revenues from video sales are recognized on the date that the video units are made widely available for sale by retailers.

FILM COSTS
----------

Film costs are stated at the lower of cost, less accumulated amortization, or net realizable value. These costs are expensed based on the ratio of the current period's gross revenues to estimated total gross revenues from all sources on an individual production basis.

Estimates of total gross revenues can change significantly due to a variety of factors, including the level of market acceptance of film and television products, advertising rates and subscriber fees. Accordingly, revenue estimates are reviewed periodically and amortization is adjusted as necessary. Such adjustments could have a material effect on the results of operations in future periods.

USE OF ESTIMATES
----------------

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

EARNINGS (LOSS) PER COMMON SHARE
--------------------------------

Basic and diluted loss per common share was calculated by dividing net income
(loss) by the weighted average number of common shares outstanding during the year. The Company has no outstanding stock options or warrants. Therefore, there is no potential dilution.

RECENT ACCOUNTING PRONOUNCEMENTS
--------------------------------

In June 2000, the AICPA issued Statement of Position (SOP) 00-2, "Accounting by Producers or Distributors of Films", which is effective for years beginning after December 15, 2000. The SOP establishes new film accounting standards, including changes in revenue recognition and accounting for advertising, development and overhead costs. The Company is required to and will adopt SOP 00-2 in the first quarter of fiscal 2001 and believes the adoption will not have a significant effect on its consolidated results of operations or financial position.

                    1ST MIRACLE GROUP, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (Continued)


NOTE C - PROPERTY AND EQUIPMENT
-------------------------------

As of April 30, 2000 property and equipment is as follows:

---------------------------------------------------------------------
Computers and equipment                                    $ 160,043
---------------------------------------------------------------------
Furniture and fixtures                                       161,972
                                                             -------
---------------------------------------------------------------------
                                                             322,015
---------------------------------------------------------------------
Accumulated depreciation and amortization                     38,244
                                                             -------
---------------------------------------------------------------------
                                                           $ 283,771
                                                           =========
---------------------------------------------------------------------


NOTE D - LOANS PAYABLE
----------------------

The Company entered into agreements to finance the production costs of various films. The loans are short-term with interest at 2% above the prime rate. The maximum amount provided under the terms of these agreements are $2,680,000. The outstanding balance as of April 30, 2000 is $2,071,982. Interest on these loans are capitalized and included in film costs. The loans are secured by revenues derived from the distribution rights of the related films.


NOTE E - CONVERTIBLE NOTES PAYABLE
----------------------------------

The notes are payable on demand with interest at 7.5% per annum.

The conversion features for the related notes payable are as follows:

--------------------------------------------- ------------ --------------
                                                  2000           1999
                                                 --------        ----
--------------------------------------------- ------------ --------------

See (1) below                                   $ 250,000      $ 250,000
--------------------------------------------- ------------ --------------
Convertible at $0.04 per share See (2) below          -          100,000
                                                ---------      ---------
--------------------------------------------- ------------ --------------
                                                $ 250,000      $ 350,000
                                                =========      =========
--------------------------------------------- ------------ --------------

(1) Convertible into common shares of the Company at a price equal to 65% of the 5 day weighted average price of the common shares, provided that the conversion price shall not be less than $0.55 or more than $0.90.

(2) Converted into 3,484,320 shares of the Company's common stock in fiscal 2000.


NOTE F - DISCONTINUED OPERATIONS
--------------------------------

The Company's management and its Board of Directors decided to discontinue its operations in the health club business in July 1998. Accordingly, the Company reported the results of the operations of the health club business and the gain on sale as discontinued operations. On October 22, 1998 the Company sold all of the assets of its health club businesses for $4,044,000; $2,160,000 in cash and the assumption of $1,884,000 of liabilities. This sale resulted in a gain of $1,377,207. No taxes were applicable due to carryforward of net operating losses.

                    1ST MIRACLE GROUP, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (Continued)


   NOTE F - DISCONTINUED OPERATIONS (CONTINUED)
   -------------------------------------------

   Summarized operating results of the discontinued health clubs in year ended April 30, 1999 is as follows:

----------------------------------------------------------
    Revenues                                   $1,173,703
                                               ==========
----------------------------------------------------------
----------------------------------------------------------

    Loss from operations                     $ (2,782,131)
                                             =============



   NOTE G - BUSINESS ACQUISITIONS AND GOODWILL
   -------------------------------------------

   In December 1999 the Company acquired all of the outstanding shares of Silver Street, Inc., a film production company. In February 2000 1st Miracle Entertainment, Inc., a wholly owned subsidiary of the Company, acquired all of the outstanding shares of K-9 Protection, Inc., a company in the development stage with no operations since its inception. The Company acquired all of the outstanding shares of these entities for 160,000,000 shares of the Company's stock (valued at $1,055,000 based upon the closing price of the Company's stock on the date of acquisition) and $252,500. The acquisitions were accounted for under the purchase method of accounting. These entities had no material assets, liabilities, revenues or expenses. The total purchase price of $1,307,500 has been allocated to goodwill and is being amortized on a straight line basis over a five year period. Subsequent to the acquisition, one of the shareholders of Silver Street, Inc. was appointed to the Board of Directors and the other shareholder was employed as President of the Company.


   NOTE H - RELATED PARTY TRANSACTIONS
   -----------------------------------

   During the year ended April 30, 1999, $765,000 of notes payable to shareholders were converted into 16,716,931 of shares of common stock. In April 2000, the Company advanced against future producer fees $50,000 to the President.


   NOTE I - COMMITMENTS AND CONTINGENCIES
   --------------------------------------

   The Company's shares are listed on the Canadian Dealing Network. A number of shares that have been issued to non-Canadian residents, in the view of the management, are either registered or exempt from registration and the Ontario prospectus requirements. During 1998 the Company's shares began trading on the Over the Counter Bulletin Board Trading Market System (OTCBB) in the United States.

   The Company may not be in compliance with Ontario Securities and U.S. Securities laws regarding the shares issued under exemption from registration requirements to non-Canadian residents. This could result in potential claims or penalties being asserted. The Company has not been notified of any claims. The Company is in the process of complying with all government regulations both in Canada and the United States.

                    1ST MIRACLE GROUP, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (Continued)


NOTE I - COMMITMENTS AND CONTINGENCIES (CONTINUED)
-------------------------------------------------

In the opinion of management, the resolution and outcome of these matters cannot be predicted with certainty. Liabilities of the Company, if any, in connection with these matters could have a material effect on its financial position, future operating results and cash flows.

In the ordinary course in conducting its business, the Company becomes involved in litigation. It is the opinion of management that the final determination of these claims will not have a material effect on the financial position or the operating results of the Company.

LEASES
------

The Company is committed under a non-cancelable operating lease for office space. The lease expires in June 2004 and requires annual rental payments of $190,000 for each of the succeeding four years, for an aggregate amount of $760,000.


NOTE J - FILM COSTS
-------------------

Film costs are for the theatrical market and are summarized below:


                                                 APRIL 30, 2000                            APRIL 30, 1999
                                      ----------------------------------      -----------------------------------
                                          CURRENT              NON-CURRENT             CURRENT             NON-CURRENT
----------------------------------------------------- --------------------- --------------------- ---------------------
----------------------------------------------------- --------------------- --------------------- ---------------------
Released, net of amortization              $  65,678                 $   -             $ 104,745                  $  -
----------------------------------------------------- --------------------- --------------------- ---------------------
----------------------------------------------------- --------------------- --------------------- ---------------------
Completed, not released                    6,523,855                     -             1,806,462                     -
----------------------------------------------------- --------------------- --------------------- ---------------------
----------------------------------------------------- --------------------- --------------------- ---------------------
In process                                         -             1,563,164                     -                     -
----------------------------------------------------- --------------------- --------------------- ---------------------
----------------------------------------------------- --------------------- --------------------- ---------------------
Film rights and other                         -                  1,332,427               -                     -
----------------------------------------------------- --------------------- --------------------- ---------------------
----------------------------------------------------- --------------------- --------------------- ---------------------

                                           $6,589,533            $2,895,591          $ 1,911,207             $  -
                                           ==========            ==========          ============            ======
----------------------------------------------------- --------------------- --------------------- ---------------------

As of April 30, 2000, the Company estimated that approximately 86% of unamortized film costs (except film rights and other) are expected to be amortized during the next three years.


NOTE K - EMPLOYMENT AGREEMENT
-----------------------------

In June 2000, the Company entered into a five year employment agreement with Anthony Cataldo which expires on May 31, 2005. Under the terms of the employment agreement, the Company will pay Mr. Cataldo $425,000 per annum and a sign on bonus of $150,000 and has issued to Mr. Cataldo 154,000,000 shares of the Company's common stock. If the Company terminates Mr. Cataldo's employment, other than for cause, including change in control as defined in the agreement, Mr. Cataldo is entitled to his annual compensation through the end of the term.

                    1ST MIRACLE GROUP, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (Continued)



  NOTE L - RISK MANAGEMENT AND FINANCIAL INSTRUMENTS
  --------------------------------------------------

  CONCENTRATION OF CREDIT RISK
  ----------------------------

  The Company maintains its cash and cash equivalents with a major financial institution. The balance at April 30, 2000 and 1999 exceeds federally insured limits. The Company performs periodic evaluations of the relative credit standing of this financial institution in order to limit the amount of credit exposure.

  FINANCIAL INSTRUMENTS - FAIR VALUE
  ----------------------------------

  The carrying amounts reported in the consolidated balance sheets for cash, accounts receivable and accounts payable approximate fair values due to the immediate or short-term maturities of these financial instruments.


  NOTE M - SUBSEQUENT EVENT
  -------------------------

  In August 2000 the Company entered into an operating lease for additional office space. This lease expires in July 2001 and requires an annual rental payment of $96,000.

  In August 2000, the Company asserted a claim against its former auditors, Berg & Company LLP, ("Berg"), for damages as a result of Berg disassociating itself from their previously issued audited financial statements for the years ended April 30, 2000 and 1999. Due to Berg's actions and the requirement of the Ontario Securities Commission for annual audited financial statements, the Company had to have its financial statements reaudited for these years. At the present time no estimate can be given as to the time or the amount, if any, of ultimate recovery.


  NOTE N - EARNINGS (LOSS) PER SHARE INFORMATION
  ----------------------------------------------

  The calculation of basic and diluted earnings (loss) per share for the years ended April 30, 2000 and 1999 is as follows:



                                                      2000                  1999
                                              --------------------    ------------------
------------------------------------------------------------- --------------------------

Loss from continuing operations                $ (7,709,427)               $(3,110,391)
------------------------------------------------------------- --------------------------
------------------------------------------------------------- --------------------------

Loss from discontinued operations                         -                 (2,782,131)
------------------------------------------------------------- --------------------------
------------------------------------------------------------- --------------------------

Gain from sale of discontinued operations                 -                   1,377,207
                                               ------------                -----------
------------------------------------------------------------- --------------------------
------------------------------------------------------------- --------------------------


   Net loss available to common shareholders   $ (7,709,427)                $(4,515,315)
                                               =============               ============
------------------------------------------------------------- --------------------------

Average shares outstanding*                    2,042,872,764                148,000,000
                                               =============                ===========
------------------------------------------------------------- --------------------------


  * Used to compute basic and diluted earnings (loss) per share. The Company has no outstanding stock options or warrants (dilutive securities). Therefore, there is no potential dilution.

                    1ST MIRACLE GROUP, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (Continued)


  NOTE O - SHAREHOLDERS' EQUITY
  -----------------------------

  During the year ended April 30, 1999 the Company's Board of Directors authorized the repurchase and retirement of 2,100,000 shares of common stock in connection with the sale of the health clubs, (see Note F). These shares were issued upon the acquisition of the health clubs.


  NOTE P - SUPPLEMENTAL CASH FLOW INFORMATION
  -------------------------------------------


                                                             Years ended April 30,
-------------------------------------------------------------------- ----------------
                                                             2000          1999
                                                           --------        ----
-------------------------------------------------------------------- ----------------
Supplemental schedule of noncash investing
   and financing activities:
-------------------------------------------------------------------- ----------------
Issuance of shares for:
-------------------------------------------------------------------- ----------------
   Business acquisitions*                                $1,055,000            $   -
-------------------------------------------------------------------- ----------------
   Conversion of promissory notes                           100,000        1,176,000
-------------------------------------------------------------------- ----------------
   Offering costs                                         1,942,750                -
-------------------------------------------------------------------- ----------------
Liabilities assumed in disposition of businesses                  -        1,884,000
-------------------------------------------------------------------- ----------------
-------------------------------------------------------------------- ----------------

  * No liabilities were assumed.  See Note G.

                    1ST MIRACLE GROUP, INC. AND SUBSIDIARIES

                        CONSOLIDATED FINANCIAL STATEMENTS

                   SIX MONTHS ENDED OCTOBER 31, 2000 AND 1999

                                TABLE OF CONTENTS
                                -----------------





                                                                     Page
                                                                      No.
----------------------------------------------------------------------------

FINANCIAL STATEMENTS
----------------------------------------------------------------------------


      Consolidated Balance Sheets                                    1
----------------------------------------------------------------------------


----------------------------------------------------------------------------

      Consolidated Statements of Operations                          2
----------------------------------------------------------------------------


----------------------------------------------------------------------------

      Consolidated Statements of Changes in Shareholders' Equity     3
----------------------------------------------------------------------------


----------------------------------------------------------------------------

      Consolidated Statements of Cash Flows                          4
----------------------------------------------------------------------------


----------------------------------------------------------------------------

      Notes to Consolidated Financial Statements                   5 - 6
----------------------------------------------------------------------------

                    1ST MIRACLE GROUP, INC. AND SUBSIDIARIES

                           CONSOLIDATED BALANCE SHEETS

                            OCTOBER 31, 2000 AND 1999
                                   (Unaudited)

--------------------------------------------------------------------------------- -----------------------

ASSETS                                                                   2000                    1999
------                                                                 ---------                 ----
--------------------------------------------------------------------------------- -----------------------
Current assets
--------------------------------------------------------------------------------- -----------------------
   Cash                                                              $ 2,034,936               $  26,775
--------------------------------------------------------------------------------- -----------------------
   Accounts receivable                                                         -                 273,749
--------------------------------------------------------------------------------- -----------------------
   Note receivable - Officer                                             367,499                 400,000
--------------------------------------------------------------------------------- -----------------------
   Prepaid expenses and other current assets                           1,138,532                  91,114
                                                                       ---------                  ------
--------------------------------------------------------------------------------- -----------------------
       Total current assets                                            3,540,967                 791,638
--------------------------------------------------------------------------------- -----------------------

Film costs                                                            14,393,393               9,509,826
--------------------------------------------------------------------------------- -----------------------
Property and equipment, net of accumulated depreciation                2,214,543                 108,065
--------------------------------------------------------------------------------- -----------------------
Goodwill                                                               1,071,333                       -
--------------------------------------------------------------------------------- -----------------------
Deposits and other assets                                                116,041                   8,886
--------------------------------------------------------------------------------- -----------------------
                                                                    $ 21,336,277            $ 10,418,415
                                                                    ============            ============
--------------------------------------------------------------------------------- -----------------------

LIABILITIES AND SHAREHOLDERS' EQUITY
--------------------------------------------------------------------------------- -----------------------
Current liabilities
--------------------------------------------------------------------------------- -----------------------
   Accounts payable and accrued expenses                              $  123,877              $  792,149
--------------------------------------------------------------------------------- -----------------------
   Deferred revenue                                                      472,333                 135,622
--------------------------------------------------------------------------------- -----------------------
   Note payable - shareholder                                                  -                   8,311
--------------------------------------------------------------------------------- -----------------------
   Loans payable                                                       1,239,819               1,556,121
--------------------------------------------------------------------------------- -----------------------
   Convertible note                                                      250,000                 -
--------------------------------------------------------------------------------- -----------------------
       Total current liabilities                                       2,086,029               2,492,203
                                                                       ---------               ---------
--------------------------------------------------------------------------------- -----------------------
Long-term debt                                                         1,723,090                -
                                                                       ---------            -----------
--------------------------------------------------------------------------------- -----------------------
Shareholders' equity
--------------------------------------------------------------------------------- -----------------------
Common stock, no stated value, unlimited shares
   authorized, 4,034,503,807 and 937,322,017 shares
   issued and outstanding                                             41,210,118              23,614,166
--------------------------------------------------------------------------------- -----------------------
Accumulated deficit                                                 (23,682,960)            (15,687,954)
                                                                    -----------             ------------
--------------------------------------------------------------------------------- -----------------------
       Total shareholders' equity                                     17,527,158               7,926,212
                                                                      ----------               ---------
--------------------------------------------------------------------------------- -----------------------
                                                                    $ 21,336,277            $ 10,418,415
                                                                    ============            ============
--------------------------------------------------------------------------------- -----------------------



See accompanying notes to the financial statements.


                    1ST MIRACLE GROUP, INC. AND SUBSIDIARIES

                      CONSOLIDATED STATEMENTS OF OPERATIONS

                   SIX MONTHS ENDED OCTOBER 31, 2000 AND 1999
                                   (Unaudited)

--------------------------------------------------------------------------- -----------------
                                                                  2000              1999
                                                                  -----             ----
--------------------------------------------------------------------------- -----------------
Revenues                                                       $ 1,007,000         $   5,292
                                                               -----------         ---------
--------------------------------------------------------------------------- -----------------
Costs and expenses
--------------------------------------------------------------------------- -----------------
   Cost of revenues                                                654,000             3,224
--------------------------------------------------------------------------- -----------------
   General and administrative expenses                           4,810,542         4,307,938
--------------------------------------------------------------------------- -----------------
   Depreciation and amortization                                   658,750           300,334
                                                                   -------           -------
--------------------------------------------------------------------------- -----------------
--------------------------------------------------------------------------- -----------------
                                                                 6,123,292         4,611,496
                                                                 ---------         ---------
--------------------------------------------------------------------------- -----------------
Loss from operations                                           (5,116,292)       (4,606,204)
--------------------------------------------------------------------------- -----------------
--------------------------------------------------------------------------- -----------------
Other income (expense)                                             209,909          (14,599)
                                                                   -------          --------
--------------------------------------------------------------------------- -----------------
Net loss                                                     $ (4,906,383)     $ (4,620,803)
                                                             =============     =============
--------------------------------------------------------------------------- -----------------
--------------------------------------------------------------------------- -----------------
Basic and diluted net loss per share *                          $  (0.001)        $  (0.007)
                                                                ==========        ==========
--------------------------------------------------------------------------- -----------------



*See Note E for average shares used to compute basic and diluted loss per share.



See accompanying notes to the financial statements.



                    1ST MIRACLE GROUP, INC. AND SUBSIDIARIES

           CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

                   SIX MONTHS ENDED OCTOBER 31, 2000 AND 1999
                                   (Unaudited)


                                            COMMON STOCK                                  ACCUMULATED
                                              SHARES                AMOUNT                 DEFICIT              TOTAL
                                          ---------------       --------------        ------------------    --------------

---------------------------------------------------------- ---------------------- ---------------------- -----------------
Balance May 1, 2000                         3,933,003,807           $ 39,860,118         $ (18,776,577)      $ 21,083,541
---------------------------------------------------------- ---------------------- ---------------------- -----------------
Issuance of common shares for cash,

   net of costs                               100,000,000              1,325,000                      -         1,325,000
---------------------------------------------------------- ---------------------- ---------------------- -----------------
Issuance of common shares for
  services rendered                             1,500,000                 25,000                      -            25,000
---------------------------------------------------------- ---------------------- ---------------------- -----------------
Net loss                                              -                     -               (4,906,383)        (4,906,383)
                                              -----------           ------------          ------------        -----------
                                                      -
---------------------------------------------------------- ---------------------- ---------------------- -----------------

Balance, October 31, 2000                   4,034,503,807           $ 41,210,118         $ (23,682,960)      $ 17,527,158
                                            =============           ============         ==============      ============
---------------------------------------------------------- ---------------------- ---------------------- -----------------

Balance, May 1, 1999                          152,741,721           $ 13,128,628         $ (11,067,151)       $ 2,061,477
---------------------------------------------------------- ---------------------- ---------------------- -----------------

Issuance of common shares for cash            684,295,976              5,994,117                      -         5,994,117
---------------------------------------------------------- ---------------------- ---------------------- -----------------

Issuance of common shares for
  services rendered                            96,800,000              4,391,421                      -         4,391,421
---------------------------------------------------------- ---------------------- ---------------------- -----------------

Issuance of common shares upon

  conversion of promissory notes                3,484,320                100,000                      -           100,000
---------------------------------------------------------- ---------------------- ---------------------- -----------------

Net loss                                        -                       -                   (4,620,803)       (4,620,803)
                                              -----------           ------------          ------------        -----------
---------------------------------------------------------- ---------------------- ---------------------- -----------------

Balance October 31, 1999                      937,322,017           $ 23,614,166         $ (15,687,954)       $ 7,926,212
                                              ===========           ============         ==============       ===========
---------------------------------------------------------- ---------------------- ---------------------- -----------------




See accompanying notes to the financial statements.


                    1ST MIRACLE GROUP, INC. AND SUBSIDIARIES

                      CONSOLIDATED STATEMENTS OF CASH FLOWS

                   SIX MONTHS ENDED OCTOBER 31, 2000 AND 1999
                                   (Unaudited)

------------------------------------------------------------------------------------------ ----------------
                                                                                  2000         1999
                                                                                ---------    --------
------------------------------------------------------------------------------------------ ----------------
Cash flows from operating activities:
------------------------------------------------------------------------------------------ ----------------
   Net loss                                                                  $(4,906,383)      $(4,620,803)
------------------------------------------------------------------------------------------ ----------------
   Adjustments to reconcile net loss to net cash used in
     operating activities:
------------------------------------------------------------------------------------------ ----------------
        Depreciation                                                               68,000                -
------------------------------------------------------------------------------------------ ----------------
        Amortization                                                              786,000          300,334
------------------------------------------------------------------------------------------ ----------------
        Amortization of development expenses                                      458,750                -
------------------------------------------------------------------------------------------ ----------------
        Common shares issued for services rendered                                      -        1,462,245
------------------------------------------------------------------------------------------ ----------------
   Increases (decreases) in cash flows from operating
------------------------------------------------------------------------------------------ ----------------
     activities resulting from changes in:
------------------------------------------------------------------------------------------ ----------------
          Receivables                                                              48,578           39,740
------------------------------------------------------------------------------------------ ----------------
          Film costs                                                           (5,252,431)      (5,211,112)
------------------------------------------------------------------------------------------ ----------------
          Notes receivable                                                       (367,499)        (400,000)
------------------------------------------------------------------------------------------ ----------------
          Prepaid expenses and other current assets                            (1,910,232)         (90,000)
------------------------------------------------------------------------------------------ ----------------
          Deposits and other assets                                               655,659           (8,886)
------------------------------------------------------------------------------------------ ----------------
          Accounts payable and accrued expenses                                  (296,580)         297,337
------------------------------------------------------------------------------------------ ----------------
          Deferred revenue                                                        472,333          135,622
------------------------------------------------------------------------------------------ ----------------
               Net cash used in operating activities                          (10,243,805)      (8,095,523)
                                                                             ------------      -----------
------------------------------------------------------------------------------------------ ----------------
   Cash flows from investing activities:
------------------------------------------------------------------------------------------ ----------------
      Property and equipment                                                   (1,820,000)        (107,357)
                                                                               -----------        ---------
------------------------------------------------------------------------------------------ ----------------
   Cash flows from financing activities:
------------------------------------------------------------------------------------------ ----------------
      Proceeds from long-term debt                                              1,723,090        1,486,449
------------------------------------------------------------------------------------------ ----------------
      Repayments of loans payable                                                (892,822)                -
------------------------------------------------------------------------------------------ ----------------
      Proceeds from sale of common shares                                       1,500,000        5,994,117
------------------------------------------------------------------------------------------ ----------------
      Offering costs                                                             (175,000)           -
                                                                                ---------        ---------
------------------------------------------------------------------------------------------ ----------------
                 Net cash provided by financing activities                      2,155,268        7,480,566
                                                                                ---------        ---------
------------------------------------------------------------------------------------------ ----------------

Net decrease in cash                                                          (9,908,537)         (722,314)
------------------------------------------------------------------------------------------ ----------------
Cash, beginning of period                                                      11,943,473          749,089
                                                                               ----------        ---------
------------------------------------------------------------------------------------------ ----------------
Cash, end of period                                                           $ 2,034,936        $  26,775
                                                                              ===========        =========
------------------------------------------------------------------------------------------ ----------------
Cash paid for interest:                                                       $    -             $  32,599
                                                                              ===========        =========
------------------------------------------------------------------------------------------ ----------------



See accompanying notes to the financial statements.

                    1ST MIRACLE GROUP, INC. AND SUBSIDIARIES


                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                   (UNAUDITED)


NOTE A - NATURE OF BUSINESS
---------------------------

In the opinion of management, the accompanying unaudited condensed financial statements contain all adjustments (all of which were normal recurring adjustments) necessary to present fairly the consolidated financial position of 1st Miracle Group, Inc. (the "Company") at October 31, 2000 and 1999 and the results of its operations and its cash flows for the six months then ended. The results of operations for the interim periods ended October 31, 2000 are not necessarily indicative of the results to be expected for the full year.

1st Miracle Group, Inc., together with its subsidiaries, produces live action motion pictures for distribution to the theatrical and home video markets. The Company distributes these products through independent distribution companies in the United States and foreign markets.

The accompanying financial statements have been prepared in conformity with generally accepted accounting principles, which contemplate continuation of the Company as a going concern. The Company has sufficient cash and other assets to meet its working capital requirements.


NOTE B - UNAUDITED INTERIM FINANCIAL INFORMATION
------------------------------------------------

The accompanying unaudited financial statements have been prepared in accordance with generally accepted accounting principles for interim financial information. Accordingly, they do not include all the information and footnotes required by generally accepted accounting principles for financial statements. For further information, refer to the audited financial statements and notes thereto for the year ended April 30, 2000.


NOTE C - LONG - TERM DEBT
-------------------------

Long - term debt matures in December 2001 and requires monthly payments of interest only at 1% above prime rate.

                    1ST MIRACLE GROUP, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (UNAUDITED)
                                   (Continued)



NOTE D - RECENT ACCOUNTING PRONOUNCEMENTS
-----------------------------------------

In June 2000, the Company adopted Statement of Position (SOP) 00-2, "Accounting by Producers or Distributors of Films." The SOP established new film accounting standards, including changes in revenue recognition and accounting for advertising, development and overhead costs. SOP 00-2 requires advertising costs for theatrical products to be expensed. Advertising costs incurred by the Company were immaterial. SOP 00-2 also requires all film costs to be classified in the balance sheet as noncurrent assets. In other areas, such as revenue recognition, the Company's existing accounting policies are in compliance with the provisions of SOP 00-2.

Certain reclassifications have been made to the prior year's financial statements to conform to the SOP requirements.


NOTE E - AVERAGE SHARES OUTSTANDING
-----------------------------------

Average shares used to compute basic and diluted loss per share for the six months ended October 31, 2000 and 1999 are as follows:


                                       2000                        1999
                                -------------------         -----------------
                                  4,034,500,000                 621,000,000
                                ------=============         -----============

The Company has no outstanding stock options or warrants. Therefore, there is no potential dilution.

Part III - Item 1

INDEX TO EXHIBITS

(2)        Charter

(a)        Articles of Incorporation and Amendments.

(6)        Material Contracts

          (b)(i) Lease by and between 1405634 Ontario Ltd. and 1st Miracle Group Inc. for 120 Adelaide Street West, Suite 1214 Toronto, Ontario Canada M5H 1T1

            (ii) Lease by and between 8730 Sunset Towers and 1st Miracle Group
                 Inc. for Suite 600, 8730 Sunset Boulevard, Los Angeles,
                 CA 90069

           (c)(i) Employment Agreement dated as of May 2000, between 1st Miracle Group Inc. and Anthony J. Cataldo.



ADDITIONAL EXHIBITS
-------------------

           Form F-X



                                   SIGNATURES
                                   ----------

In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                 1ST MIRACLE GROUP INC.


                                           By:   /s/ Anthony J. Cataldo
                                                 ----------------------
                                                 Anthony J. Cataldo, CHAIRMAN
                                                 & CHIEF EXECUTIVE OFFICER

Dated:     February 26, 2001